As filed with the Securities and Exchange Commission on June 28, 2005

Registration No. 333-125243

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-1/A

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

Amendment No. 1

MD Technologies Inc.

(Name of small business issuer as specified in its charter)

DELAWARE	7371	72-1491921
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

620 Florida St., Suite 200

Baton Rouge, LA 70801

(225) 343-7169

(Address and telephone number

of issuer’s principal executive office)

William C. Ellison

Agent for Service of Process

620 Florida St., Suite 200

Baton Rouge, LA 70801

(225) 343-7169

(Name, address and telephone number

of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Dollar Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
7.5% Convertible Debenture	$5,000,000(1)	$10,000	$5,000,000(2)	$588.50
Common Stock $.0004 par value	$5,000,000(3)	(3)	(3)	(3)

(1)	Represents the aggregate principal amount of the 7.5% Convertible Debentures issued by the registrant.

(2)	Estimated solely for the purpose of determining the registration fee in accordance with Rule 457 (i).

(3)	Includes a good faith estimate of 2,222,222 shares of common stock that may be issued upon conversion of the Debentures registered hereby. The Shares are not subject to an additional fee pursuant to Rule 457(i) of the Securities Act. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with stock splits, stock dividends, recapitalizations or similar events.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1 ☐; Alternative 2 ☒.

Prospectus

MD Technologies Inc.

620 Florida St., Suite 200

Baton Rouge, LA 70801

(225) 343-7169

A Maximum of $5,000,000 (no minimum)

7.5% Convertible Debentures

Due June 30, 2015

MD Technologies Inc. is offering 7.5% Convertible Debentures, due June 30, 2015. The Debentures will mature on June 30, 2015 and will accrue interest at a rate of 7.5% per annum upon issuance until maturity or earlier conversion or redemption. Interest on the Debentures will be paid semi-annually in arrears, beginning on the date that is one calendar year from the date of issuance. The Debentures are convertible into shares of MD Technologies Inc. common stock as described in this prospectus at a conversion ratio of 4,444 shares of common stock for each Debenture (equivalent to an initial conversion price of $2.25 per share of common stock). The Debentures are redeemable, in whole or in part, at the option of MD Technologies Inc. as described in this prospectus. These Debentures are unsecured general obligations of MD Technologies Inc. This offering terminates on September 23, 2005.

In addition to other matters discussed in this document, you should also be aware of the following:

•	There is no minimum offering amount, and we may receive less than $5,000,000 in gross proceeds;

•	Because there is no minimum offering amount, we will have immediate access to subscription funds once we have accepted a subscription;

•	Once we have accepted a subscription, it cannot be withdrawn by the investor; and

•	We are selling the Debentures directly – there is no underwriter involved in the offering.

See “ Risk Factors” beginning on page 6 to read about the risks that you should consider before buying these Debentures.

Our common stock is traded on the NASDAQ OTC Bulletin Board under the symbol “MDTO.OB” On June 24, 2005, the closing price for our common stock was $2.00 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these Debentures or determined if this prospectus is truthful or complete. Anyone who tells you otherwise is committing a crime.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer or Other Persons (1)
Per unit	$10,000.00		$10,000.00
Total	$5,000,000.00		$5,000,000

(1)	Before deducting estimated expenses of the offering of approximately $153,128.50, including registration fees, legal and accounting fees and other miscellaneous expenses.

The date of this prospectus is June 27, 2005.

When used in this registration statement, the terms “MD Technologies,” “Company,” “we,” “our,” and “us” refer to MD Technologies Inc., a Delaware corporation.

Item 2.	Significant Parties

The Issuer’s Directors

Name	Business Address	Residential Address
Jose S. Canseco	620 Florida Street, Suite 200 Baton Rouge, LA 70801 (225) 343-7169	211 N. Roadway Drive New Orleans, LA 70124 (504) 282-5846

William D. Davis, Chairman	620 Florida Street, Suite 200 Baton Rouge, LA 70801 (225) 343-7169	18151 West Trent Jones Ave. Baton Rouge, LA 70810 (225) 751-0736

William C. Ellison	701 S. Peters Street, Suite 100 New Orleans, LA 70130 (504) 524-6597	1301 Octavia St. New Orleans, LA 70115 (504) 891-6674

Thomas L. Frazer	7520 Perkins Road, No. 280 Baton Rouge, LA 70808 (225) 769-4123	1450 Knollwood Dr Baton Rouge, LA 70808 (225) 925-5277

William J. Burnell	330 Camp Street New Orleans, LA 70130 (504) 524-6172	9 Rue Calais Kenner, LA 70065 (504) 464-4465

Terry Jones	Dean Capital, L.L.C. P.O. Box 427 Prairieville, LA 70769 (225) 622-0376	15538 Shenandoah Avenue Baton Rouge, LA 70817 (225) 756-0231

Frank Fazio, M.D.	Clinic of ENT 710 Colonial Drive Baton Rouge, LA 70806 (225) 927-5325	1151 S. Cloverdale Avenue Baton Rouge, LA 70808 (225) 343-7126

The Issuer’s Officers:

Name	Business Address	Residential Address
William D. Davis Chief Technology Officer	620 Florida Street, Suite 200 Baton Rouge, LA 70801 (225) 343-7169	18151 West Trent Jones Ave. Baton Rouge, LA 70810 (225) 751-0736

Jose S. Canseco Vice-President of Mergers & Acquisitions	620 Florida Street, Suite 200 Baton Rouge, LA 70801 (225) 343-7169	211 N. Roadway Drive New Orleans, LA 70124 (504) 282-5846

William C. Ellison Secretary & General Counsel	Bordelon, Hamlin and Theriot 701 S. Peters Street, Suite 100 New Orleans, LA 70130 (504) 524-6597	1301 Octavia St. New Orleans, LA 70115 (504) 891-6674

Terry Jones Vice-President of Finance	Dean Capital, L.L.C. P.O. Box 427 Prairieville, LA 70769 (225) 622-0376	15538 Shenandoah Avenue Baton Rouge, LA 70817 (225) 756-0231

Joseph Palazzo Chief Operations Officer, Director of Sales	620 Florida Street, Suite 200 Baton Rouge, LA 70801 (225) 343-7169	11225 Landfair Ave. Baton Rouge, LA 70818 (225) 937-3521

William D. Eglin President & Chief Executive Officer and Chief Financial Officer	620 Florida Street, Suite 200 Baton Rouge, LA 70801 (225) 343-7169	2131 Broussard Street Baton Rouge, Louisiana 70808 (225) 336-4290

Record and Beneficial Owners Of Five (5%) Percent Or More Of Any Class Of The Issuer’s Equity Securities:

Name	Business Address	Residential Address
Jose S. Canseco	620 Florida Street, Suite 200 Baton Rouge, LA 70801	211 N. Roadway Drive New Orleans, LA 70124

William D. Davis	620 Florida Street, Suite 200 Baton Rouge, LA 70801	18151 West Trent Jones Ave. Baton Rouge, LA 70810

Ricardo Marcos, Jr.	10031 S. W. 162nd Court Miami, FL 33196	10031 S. W. 162nd Court Miami, FL 33196

Dawn R. Haase-Davis	N/A	18151 West Trent Jones Ave. Baton Rouge, LA 70810

Promoters of the Issuer:

None.

Affiliates of the Issuer:

None.

Counsel to The Issuer with Respect to the Proposed Offering:

Name	Business Address	Residential Address
John C. Anjier	Liskow & Lewis 701 Poydras Street, Suite 5000 New Orleans, LA 70139	1721 Jena Street New Orleans, LA 70115

Underwriter Information:

There are no underwriters.

Item 3.	Relationship with Issuer of Experts Named in Registration Statement

None.

Item 4.	Legal Proceedings

None.

Item. 5.	Changes in and Disagreements with Accountants

None.

Item 6.	Disclosure of Commission Position on Indemnification for Securities Act Liabilities

See section entitled “Indemnification of Directors and Officers” at page 37.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the Convertible Debentures. You should read the entire prospectus carefully.

Company Overview and Background

MD Technologies Inc. develops and sells software applications and services to the healthcare industry. Our mission is to provide advanced technological healthcare management solutions while maintaining a strong commitment to customer service and support. Our website address is http://www.medtopia.com. Our stock is publicly traded on the NASDAQ OTC Bulletin Board under the symbol “MDTO.OB.” You can find more information about us through our filings with the SEC, which can be accessed through its website http://www.sec.gov.

We intend to use the proceeds of this offering for working capital and to pursue the acquisition of medical billing and accounts receivable management companies in the southeastern United States. We are in the process of identifying potential acquisition candidates and have found a number that meet our criteria. In some instances, we have contacted management and requested various documents. However, as of the date of this prospectus, we have not come to an agreement to acquire any companies. We intend to acquire companies through stock purchases or merger transactions and maintain the acquired companies as separate subsidiaries.

Third party medical billing companies process more than 17 million claims per month, representing more than $18 billion in claims per year. See, The Healthcare Billing and Management Association, http://www.hbma.com. Our research shows that there are currently 7,595 medical billing companies in the United States. 2,140 of those companies are located in the southeastern United States. 91% of these companies have revenues of under $2,500,000. Successful implementation of the acquisition strategy will result in MD Technologies becoming one of the largest 10% of medical billing companies in the market based upon revenue.

We have two primary lines of business. The first is the sales and service of our Medtopia suite of software applications for medical records and accounting management. Our second line of business is accounts receivable management and collections for medical offices.

Our customers consist primarily of physicians and physician group practices from a broad range of specialties, including OB-GYN, Pediatrics, Internal Medicine, Orthopedics, ENT, Neurology, Family Medicine, and Psychology. However, Medtopia, and its related applications and services, can also be used by any type of healthcare provider, including physical therapists, optometrists, dentists, laboratories, health clinics, and hospitals.

Capitalization

The following table sets forth: (1) the capitalization of MD Technologies as of December 31, 2004; and (2) the capitalization of MD Technologies as of March 31, 2005. You should interpret the information in the table below in conjunction with the Financial Statements starting on page F-1.

	As of: Dec. 31, 2004	As of: March 31, 2005
Debt: Short-term debt	$15,776	$16,128
Long-term debt (average interest rate 18%)	47,677	43,512

Total debt	63,453	59,640
Stockholders equity (deficit):
Preferred stock (no par value)	0	0
Common stock (par value 0.0004)	1,962	1,962
Additional paid in capital	4,338,957	4,338,957
Retained earnings (deficit)	(2,867,393)	(3,254,667)

Total stockholders equity (deficit)	1,473,143	1,085,869

The Debentures

The following is a brief summary of some of the terms of the Debentures. For a more complete description of the terms of the Debentures, see “Description of Debentures.”

Issuer	MD Technologies Inc.

Debentures Offered	Up to $5,000,000 aggregate principal amount of 7.50% Convertible Debentures, due June 30, 2015.

Maturity Date	June 30, 2015.

Ranking	The Debentures will be our unsecured and unsubordinated indebtedness and will rank equal in right of payment with all of our existing and future unsecured and unsubordinated indebtedness.

Interest Payment Dates	July 1 and January 1, beginning July 1, 2006.

Interest Rate of Debentures	7.50% per annum.

Conversion Rights	Holders may convert at any time beginning one year after the date of original issuance of the Debentures and prior to its maturity or redemption. If the Debenture is called for redemption, the conversion right will terminate at the close of business on the business day immediately preceding the date fixed for redemption.

Upon conversion, holders may convert the principal amount of the Debentures (or any portion of such Debentures that is an integral multiple of $10,000) into shares of MD Technologies’ common stock, if any, at a conversion rate equivalent to 4,444 shares of common stock per $10,000 principal amount of Debentures, subject to a conversion rate adjustment as described in “Description of Debentures – Conversion.”

If MD Technologies becomes a party to any transaction such as, with certain exceptions, (1) a recapitalization or reclassification of the common stock; (2) consolidation or merger of MD Technologies with any other person; (3) any sale, transfer or lease of all or substantially all of the assets of MD Technologies; or (4) any compulsory share exchange where the common stock becomes instead the right to receive other securities, cash or other property (each of the foregoing being referred to as a “business consolidation transaction”); then the holders of Debentures outstanding at that time will no longer have the right to convert Debentures into MD Technologies’ common stock, but rather will have the right to convert their Debentures into the kind of securities, cash or other property that the common shareholders would receive if the business consolidation transaction is completed. Each Debenture would become convertible into the same amount of the securities, cash or other property that would be received by a holder of the number of shares of common stock that each Debenture holder would receive if the Debenture were converted just before the business consolidation transaction. This change could substantially reduce or eliminate the value of the Debentures’ conversion privilege in the future.

No fractional shares will be issued upon conversion, but a cash adjustment will be made for any fractional shares.

Sinking Fund	None.

Optional Redemption	We may redeem the Debentures at any time, in whole or in part, on at least 30 days’ notice but no more than 60 days’ notice, together with any accrued and unpaid interest to, but excluding the redemption date, at par, without the payment of an premium amounts under the circumstances described herein. See “Description of Debentures—Optional Redemption.”

Change of Control	Upon a change of control of MD Technologies, you may require us, subject to certain conditions, to repurchase all or a portion of your Debentures. We will pay a repurchase price equal to the principal amount of such Debentures, plus any accrued and unpaid interest, including contingent interest, if any, to the repurchase date. We will pay the repurchase price solely in cash.

Events of Default	If there is an event of default on the Debentures, the principal amount of the Debentures, plus accrued and unpaid interest, if any, may be declared immediately due and payable. These amounts automatically become due and payable in specified circumstances described under “Description of Debentures— Rights of Acceleration and Events of Default.”

Form, Denomination and Registration	The Debentures will be issued in fully registered form. The Debentures will be issued in denominations of $10,000 and integral multiples thereof. The Debentures will be represented by one or more global Debentures, deposited with the Hancock Bank as the custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global Debentures will be shown on, and any transfers will be effected only through, records maintained by DTC and its participants, including Euroclear and Clearstream. See “Description of Debentures—Global Debentures: Book-Entry Form.”

NASDAQ OTC Symbol for our Common Stock	Our common stock is traded on the NASDAQ OTC Bulletin Board under the symbol “MDTO.OB.” See “Common Stock.”

Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Please call the SEC at 1-800-SEC-0330 for additional information about the Public Reference Room.

The SEC also maintains a website that contains reports, proxy statements and other information about issuers, including MD Technologies, that file electronically with the SEC. The address of that site is http://www.sec.gov.

RISK FACTORS

You should carefully review the information contained elsewhere in this prospectus and should particularly consider the following factors, which do not necessarily appear in the order of importance. Investors should consider all of these factors to be important.

Risks Related to MD Technologies

We expect net losses for the immediate future.

Our potential for future profitability must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of development. Our business strategy may not be successful or we may not be able to successfully address these and other challenges, risks and uncertainties.

We will need additional financing to continue to successfully develop the business.

To date, we have funded our operations from our revenues and the sale of equity and debt securities. We expect the net proceeds from this Offering, the current cash and cash equivalents and borrowings of MD Technologies to be sufficient to meet our operating and capital requirements for the next twenty-four months. After that, we will need to raise additional funds. We may not be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds when needed, on acceptable terms, we may not be able to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. This could seriously harm our business, financial condition and results of operations.

This is a best efforts, no minimum offering, and we have no obligation to raise a minimum in the offering.

The Debentures offered hereby will be sold on a “best efforts” basis. We are not, therefore, required to receive any specific amount of subscriptions. Accordingly, investors whose subscriptions are accepted first run the additional risk that we may not raise all of the funds we are seeking in this offering which could materially and adversely affect our ability to finance our business plan.

To date we have depended on a small pool of customers.

We currently have a limited number of customers, and if we suffer attrition of several or more customers, we could experience a substantial drop in revenue.

Our operations will suffer if healthcare industry participants do not increasingly use and accept Internet solutions.

Our business model depends on the adoption of Internet solutions by providers, patients, payers and other healthcare industry participants and will require the acceptance of a new way of conducting business and exchanging information. To be successful, we must attract a significant number of customers throughout the healthcare industry. Healthcare participants must be willing to allow sensitive information to be stored in our databases and to conduct healthcare transactions over the Internet. Our ability to generate revenues will suffer dramatically if Internet solutions are not accepted or are perceived to be ineffective. To date, the healthcare industry has been resistant to adopting new information technology solutions. Electronic information exchange and use of the Internet for practice management by the healthcare industry is still developing. Conversion from traditional methods to electronic information exchange may not occur as rapidly as we expect and demand and market acceptance for data services and products over the Internet may not grow or continue to grow. Accordingly, we may not achieve the critical mass of users we believe is necessary to generate sufficient subscription and transaction-based fees for us to be successful.

Our operations could be damaged by performance problems with our service and content providers.

We depend on service and content providers to provide information and data feeds on a timely basis. Medtopia’s web site could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, our customers who utilize our web-based services depend on Internet service providers, online service providers and other web site operators for access to our web sites. All of these providers have experienced significant outages in the past and could experience outages, delays and other difficulties in the future due to system failures unrelated to Medtopia’s systems. Any significant interruptions in our services or increases in response time could result in a loss of potential or existing users of, and advertisers and sponsors on, its web site and, if sustained or repeated, could reduce the attractiveness of our services.

We may encounter risks associated with new product development.

Our performance depends in large part upon our ability to provide the increasing functionality required by our customers through the timely development and successful introduction of new products and enhancements to our existing suite of products. We have historically devoted significant resources to product enhancements and research and development and believe that significant continuing development efforts will be required to sustain our operations and integrate the products and technologies of acquired businesses with our products. There can be no assurance that we will successfully or in a timely manner develop, acquire, integrate, introduce and market new product enhancements or products, or that product enhancements or new products developed by us will meet the requirements of hospitals or other health care providers and payers and achieve or sustain market acceptance.

We are subject to extensive regulation relating to the confidentiality and release of patient records, and it may be expensive to implement security or other measures to comply with new legislation and final regulations. We may also be restricted or prevented from maintaining or delivering patient records electronically, which would have an adverse effect on our business.

We have attempted to design our services so that our computer applications and software are not considered to be medical devices. However, the FDA may take the position under existing or future law that our services are subject to FDA regulation. In addition, we may expand our services in the future to areas that subject them to FDA regulation.

We are vulnerable to communications system interruptions. If communications were interrupted, our operations could be harmed.

We will maintain our web servers and data processing facilities in Baton Rouge, Louisiana. Although we maintain redundant backup servers, all of our data servers are located in the same physical facility and are vulnerable to interruption by damage from fire, earthquake, flood, power loss, telecommunications failure, break-ins and other events beyond our control. In the event that we experience significant system disruptions, our business will be harmed. We currently do not maintain business interruption insurance that would reimburse us for all losses that may occur as a result of any future service interruptions.

We may not be able to protect and enforce our intellectual property and proprietary rights, which could impair our competitive position.

Our ability to compete depends upon our proprietary systems and technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary rights is difficult. The agreements we have entered into to prevent misappropriation of technology may not be enforceable. Litigation may be necessary in the future to enforce or protect our intellectual property rights or to defend against claims of infringement or invalidity. These claims, even if not meritorious, could be expensive and divert management’s attention from our operations.

Insurance

We have secured Errors and Omissions, Directors & Officers, and Comprehensive General Liability insurance and will continue such coverage if available at a reasonable cost.

Risks Related to the Debentures and the Shares

The Debentures are unsecured obligations of MD Technologies Inc., meaning that MD Technologies Inc. currently has, and is likely to have in the future, indebtedness that must be repaid before the Debentures can be repaid.

The Debentures are not secured by MD Technologies Inc. assets or other collateral, rank junior to all MD Technologies Inc. existing and future senior secured indebtedness, and will rank equal to any of MD Technologies Inc. future unsecured indebtedness. As of March 31, 2005, MD Technologies Inc., on a consolidated basis, had senior secured indebtedness of $66,633, consisting of a note payable to Whitney Bank for our office copier system and two capital leases with Erving Leasing for a portion of our office equipment and $0 other indebtedness of equal ranking with the Debentures.

The terms of the Debentures do not limit the ability of MD Technologies Inc. to incur additional debt that may be senior or equal in rank to the Debentures.

The terms of the Debentures do not contain any provisions that will restrict MD Technologies Inc. from incurring, assuming or becoming liable for any additional indebtedness or other obligations, whether secured or unsecured and whether otherwise ranking senior or equal to the Debentures. As a result, if MD Technologies Inc. were to incur additional debt and was not able to meet all of its debt obligations, there may be significant additional creditors whose rights are senior or equal to those of the Debenture holders.

No public market for the Debentures currently exists.

Prior to this offering, the Debentures were not traded on any exchange or other trading market. We expect that certain broker-dealers may make a market in the Debentures. There is no existing market for the Debentures and there can be no assurance as to which price, at which holders of the Debentures, or when converted, MD Technologies Inc. common stock, will be able to sell their Debentures or common stock, as the case may be.

MD Technologies Inc. may redeem the Debentures before maturity, requiring investors to reinvest their principal.

MD Technologies Inc. may redeem the Debentures at any time, in whole or in part, on at least 30 days’ notice but no more than 60 days’ notice, together with any accrued and unpaid interest to, but excluding, the redemption date, at par without the payment of any premium amounts under circumstances as described in this prospectus.

You should assume that an early redemption may be attractive to MD Technologies Inc. if it can obtain capital at a lower cost than we must pay on the Debentures or if it is otherwise in MD Technologies Inc.’s interest to redeem the Debentures. If the Debentures are redeemed, you may be required to reinvest your principal at a time when you may not be able to earn a return that is as high as you were earning on the Debentures.

We expect that the trading value of the new Debentures may be significantly affected by the price of our common stock.

The market price of the Debentures may be significantly affected by the price of our common stock. This may result in greater volatility in the trading value of the Debentures and will be expected for non-convertible securities that we issue. On June 30, 2004, we completed the initial offering of our common stock in accordance with Regulation A. We sold 1,264,834 shares at a price of $2.40 per share. We raised a total amount of $3,035,600. This money was raised to expand our sales and marketing force, repay indebtedness, working capital, and for research and development. As of March 31, 2005, we have used $ 2,188,936 of the net proceeds of $2,873,293. As of March 31, 2005, we had $684,357 in proceeds from the offering still available.

The market for the Shares is thinly traded and you may not be able to sell the Shares that you receive after you convert your Debenture.

The Shares that you will receive upon the conversion of your Debenture are registered and freely transferable. The Shares trade on the NASDAQ OTC Bulletin Board. However, there is little trading in our stock and you may not be able to sell the Shares or sell the Shares at the price that is currently posted.

Debenture holders will experience dilution if they convert their Debentures into shares of MD Technologies common stock.

If Debenture holders convert Debentures into shares of MD Technologies common stock, Debenture holders will experience dilution if the conversion price of the Debentures is higher than the tangible book value per share of the outstanding common stock at the time of conversion of the Debentures. Assuming the issuance and conversion of the maximum amount of the Debentures and based on the current conversion price and tangible book value, Debenture holders would incur dilution of approximately $1.20 per share.

Risks Related to Acquisitions

We may not be able to identify acquisition candidates meeting its criteria and may not be able to negotiate favorable terms with acquisition candidates.

We do not have any agreements to acquire any companies. Although we believe that we have identified companies that may meet our acquisition criteria, we will not be able to confirm that acquisition candidates have met our criteria until we conduct due diligence. Moreover, the acquisition candidates may not agree to terms that would be economical to us and we may not be able to close the transaction.

We may not achieve the expected benefits from the proposed acquisitions which may have a material adverse effect on our business, financial condition and results of operations and could result in the loss of key personnel.

In order to realize any benefits or synergies from the acquisitions, we will need to overcome significant challenges, including timely, efficient and successful execution of a number of post-acquisition strategies, which include:

•	combining the operations of the companies;

•	integrating and managing the companies;

•	combining diverse product and service offerings;

•	coordinating research and development activities to enhance introduction of new products and services;

•	minimizing the diversion of management attention from ongoing business concerns;

•	retaining and assimilating the key personnel of each company;

•	preserving customer, distribution, reseller, manufacturing, supplier and other important relationships of MD Technologies and resolving potential conflicts that may arise; and

•	creating and maintaining uniform standards, controls, procedures and policies.

The execution of these post-acquisition strategies will involve considerable risks and may not be successful. These risks include:

•	potential disruption of MD Technologies’ ongoing business and diversion of management attention from business matters to integration issues;

•	unanticipated expenses and potential delays related to integration of technology and other resources of the companies;

•	risks associated with the integration of systems and controls, including internal controls over financial reporting;

•	impairment of relationships with employees, suppliers and customers as a result of any integration of new management personnel;

•	potential unknown liabilities associated with the acquisitions and the combined operations; and

•	differences in the business cultures of acquired companies and MD Technologies, which may complicate the ability to maintain employee morale and retain key employees.

Our failure to overcome these risks or any other problems encountered in connection with the acquisitions could slow our growth or lower the quality of our services, which could reduce customer demand and have a negative impact upon the price of our common stock.

The costs of completing the acquisitions are substantial and will affect our results of operations.

We expect to incur substantial transaction costs in connection with the acquisitions. These, primarily, are costs associated with combining the businesses of the companies and the fees of financial advisors, attorneys, consultants and accountants. Unanticipated events could increase the costs of combining the companies. If the benefits of the acquisitions do not exceed the associated costs, including transaction and severance costs, costs associated with integrating the companies, our financial results, including earnings per share, could be materially harmed. There can be no assurance that we will not incur additional material charges in subsequent quarters to reflect additional costs associated with the acquisitions and the integration of acquisitions.

Uncertainty regarding the acquisitions may cause customers, distributors, resellers and others to delay or defer decisions concerning relationships with MD Technologies and any acquired companies, which may harm the results of operations of the companies.

In response to the announcement or consummation of the acquisitions, MD Technologies’ and any acquired companies’ customers and suppliers may delay or defer purchasing or supply decisions or otherwise alter existing relationships with MD Technologies and any acquired companies. Prospective customers could be reluctant to purchase our products due to uncertainty about our direction and willingness to support and service existing products. In addition, customers, distributors, resellers and others may also seek to change existing agreements with us and any acquired companies as a result of the acquisitions. These and other actions by customers, distributors, resellers and others could negatively affect our business.

Uncertainties associated with the acquisitions may cause MD Technologies and any acquired companies to lose key personnel.

Our current and prospective employees may experience uncertainty about their future roles with us with regard to our strategy. This uncertainty may adversely affect our and any acquired companies’ ability to attract and retain key management, sales, marketing and technical personnel. In addition, our ability to successfully integrate the companies may be adversely affected if a significant number of key personnel depart before or after the acquisitions.

Without suitable acquisitions, we may not be able to repay the Debentures.

We cannot assure you that we will generate sufficient cash flow or be able to borrow funds in amounts sufficient to enable us to service our debt or to meet our working capital and capital expenditure requirements. If we are unable to generate sufficient cash flow from operations or to borrow sufficient funds to service our debt, due to borrowing base restrictions or otherwise, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of existing debt or obtain additional financing. We have no assurance that we will be able to sell assets, refinance our debt or borrow more money on acceptable terms, if at all.

Significant acquisitions-related charges against earnings resulting from the application of the purchase method of accounting will reduce our earnings and may adversely affect the market value of our common stock following the acquisitions.

In accordance with United States generally accepted accounting principles, we will account for the acquisitions using the purchase method of accounting, which could have a material adverse effect on the market value of the common stock of MD Technologies following completion of the acquisitions. Under the purchase method of accounting, we will allocate the total estimated purchase price to our net tangible assets and amortizable intangible assets based on our fair values as of the date of completion of the acquisitions, and record the excess of the purchase price over those fair values as goodwill. We will incur amortization expense over the useful lives of amortizable intangible assets acquired in connection with the acquisitions. In addition, to the extent the value of goodwill becomes impaired, MD Technologies may be required to incur material charges relating to the impairment of that asset. These amortization and potential impairment charges could have a material impact on MD Technologies’ results of operations.

We may not be able to manage the increased size of MD Technologies.

If MD Technologies completes its acquisition strategy, it will dramatically expand the number of employees and gross revenues of MD Technologies. Our management to-date has not managed such a large business.

This prospectus contains forward-looking statements.

This prospectus contains “forward-looking statements.” The words “expect,” “believe,” “anticipate,” “project,” “estimate,” predict,” “intend” and similar expressions are intended to identify forward-looking statements. Such statements involve risks, uncertainties and assumptions, many of which are outside the control of the Company. These statements appear in a number of places and include statements regarding our plans, beliefs or current expectations, including those plans, beliefs and expectations of our officers and directors with respect to, among other things:

•	budgeted capital expenditures;

•	our future financial condition or results of operations; and

•	our business strategy and other plans and objectives for future operations.

When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. We made numerous assumptions in preparing projections and many of these assumptions may turn out to be wrong. The risk factors noted in this prospectus and other factors noted throughout this prospectus, the accompanying prospectus and the information incorporated by reference, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement. Numerous uncertainties are inherent in establishing a new business, especially in the relatively new market of Internet-based physician office management software. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

DILUTION

As of December 31, 2004, MD Technologies had a net tangible book value of $1,473,143, or $0.37 per share of common stock. Net tangible book value per share represents the amount of total tangible assets less the amount of MD Technologies’ total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the issuance and conversion of the maximum amount of the Debentures, MD Technologies’ adjusted pro forma net tangible book value as of December 31, 2004, would have been $6,473,143, or $1.05 per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $0.68 per share to MD Technologies’ existing shareholders and an immediate dilution to the persons converting the Debentures of approximately $1.20 per share. Dilution is determined by subtracting pro forma net tangible book value per share of common stock after this offering from the price paid by new investors for a share of MD Technologies common stock assuming the Debentures are converted. The following table illustrates this dilution on a per share basis at 50 percent and 100 percent of the offering.

	Sale of $2.5 Million of Debentures (50% of Offering)	Sale of $5 Million of Debentures (Maximum Offering)
Book value per share as of 12/31/04	$0.37	$0.37
Assumed conversion price per share	$2.25	$2.25
Net tangible book value before conversion	$1,473,143.00	$1,473,143.00
Pro forma net tangible book value after conversion	$3,973,143.00	$6,473,143.00
Increase in book value per share attributable to the conversion of the Debentures	$0.41	$0.68
Dilution	$1.46	$1.20

PLAN OF DISTRIBUTION

We are offering $5 million of 7.5% Convertible Debentures. The Debentures are being registered pursuant to this offering and are not restricted and may be freely resold. We are making this offering on a “best efforts basis” and there is no minimum number of Debentures that must be sold. We can give no assurance that all or any of the Debentures will be sold. No escrow account is being established, and all subscription funds will be paid directly to the Company. We have not engaged any underwriters.

One of our executive officers, Jose Canseco, is selling the Debentures on behalf of the Company. He is selling the Debentures in reliance upon the federal safe harbor from broker-dealer registration set forth in Rule 3a4-1 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.3a4-1) and the equivalent provision under Louisiana law, La. R.S. § 51:702(5)(a)(iii). He is not being paid any commissions for any sales of the Debentures.

The minimum purchase is $10,000 of Debentures. We, in our sole discretion, may accept or reject any subscription for the Debentures in whole or in part.

Registration of the Debentures and the Underlying Shares

The Debentures and the underlying shares of common stock are freely transferable. However, there is currently no public market for the Debentures. The Shares to which the Debentures are convertible are also freely transferable. The shares currently trade on the NASDAQ OTC Bulletin Board under the symbol “MDTO.OB.” The price of the Shares as of date of this registration statement was $2.00. More information on the shares is contained in Market for Common Stock at page 46.

Paying Agent and Registrar

Hancock Bank of Louisiana will act as the paying agent and registrar for the Debentures. Attached as Exhibit 10.7 is a copy of the Paying Agent and Registrar Agreement.

How to Subscribe for Debentures

To purchase Debentures, please complete the Debenture Order Form (Exhibit 4.3) and forward the completed form and your check to the address below.

Jose S. Canseco

Vice President of Mergers & Acquisitions

620 Florida St., Suite 200

Baton Rouge, LA 70801

(225) 343-7169

USE OF PROCEEDS

We intend to use the proceeds of this offering for working capital and to pursue the acquisition of medical billing and accounts receivable management companies in the southeastern United States. We are in the process of identifying potential acquisition candidates and have found a number that meet our criteria. In some instances, we have contacted management and requested various documents. However, as of the date of this prospectus, we have not come to an agreement to acquire any companies. We intend to acquire companies through stock purchases or merger transactions and maintain the acquired companies as separate subsidiaries.

Although not exclusive, we generally are looking for acquisition candidates with the following characteristics:

•	Gross revenues ranging from $1,000,000 to $4,000,000

•	Positive EBITDA of 10% to 20% of gross revenues

•	Customer base similar to our customer base and would be accretive to MD Technologies’ customer base

•	Customers who would be receptive to the selling of our other software products such as our Electronic Medical Records and Document Management products

•	Companies which use third party software similar to MD Technologies’ Medtopia Manager product and incur monthly expenses for the support of those products

•	Geographically close to MD Technologies’ home base of Baton Rouge, Louisiana

•	Companies which currently have little or no external marketing strategy and have shown a pattern of growth strictly through customer referrals

•	Companies with strong management teams willing to remain as part of our management team, post acquisition

We believe that the fragmented nature of the medical billing and accounts receivable business makes it ripe for consolidation. Moreover, we believe that these acquisitions will further expand our business through (1) strong cash flows that can support our other businesses; (2) identified cost savings through reduction of third party software costs; and (3) a pool of customers to which to cross-sell our software products.

With the use of proceeds from the offering, we plan to implement a strategy of acquiring companies that meet our target profile and will begin to implement an integration of the companies. Depending upon the amount raised in the offering, we will utilize the major portion of these funds as capital for an asset purchase or stock purchase of these companies. Other portions of the funds will be utilized to help cover the costs associated with the offering itself in addition to acquiring the resources needed to implement our integration strategy. While we expect to receive as much as $5 million in the offering, it is possible that we may receive less, and we have therefore developed two strategic funding plans based upon the actual level of funding we receive at 100% and 50% of the total offering.

We plan to utilize the funds to achieve the following strategic goals: First, we will utilize the majority of the funds for the purpose of acquiring the target companies through asset or stock purchases. We plan to use as little cash upfront as possible and leverage as much of the purchase as we can upon performance and profitability targets. Second, we will build up our IT infrastructure in order to accommodate a larger base of customers and transactions. Third, we will hire additional resources that will be needed to help with the integration of the companies in addition to the administration of the overall combined group of companies.

If we are successful in acquiring 100% of the full $5 million in the offering, we plan to utilize at least $4,033,814 of the funds for the actual purchase of the target companies. This portion of the funds will be utilized for either stock purchases or asset purchases of these companies. We also plan to hire two new employees to help administer the integration of the companies. These employees will consist of one finance and accounting administrator and one systems analyst. We will also expand our computer hardware and software infrastructure in order to accommodate the integration of IT systems from the new companies. Additionally, a portion of the funds will be utilized to cover the costs of the offering and the associated legal and accounting fees. The remainder of the funds will be utilized to cover additional expenses such as travel while $400,000 is designated as working capital to cover any other costs associated with the purchase and integration of the target companies.

In the event that we receive 50% of the total offering, or $2.5 million, we plan to implement the same strategy but will only attempt to acquire one or two companies with the funds from the offering. At this level of funding, we plan to use at least $1,947,464 of the funds for the asset or stock purchase of the target company or companies. We will also hire one accounting and finance administrator to assist with the integration of the financial and accounting systems and processes. We will also expand our IT infrastructure to accommodate the new level of customers and transactions that will be integrated into our existing infrastructure. Additionally, we plan to utilize the proceeds of the offering to cover the costs directly associated with the offering, such as the legal and accounting fees. Finally, at this level of funding, the remainder of the proceeds will be utilized to cover expenses related to the integration, such as travel to and from the newly acquired companies, and $200,000 is designated to cover any other costs associated with the integration of the target companies.

Amount of Offering Sold by Percent Amount of Offering Sold by Amount	100% $5,000,000	50% $2,500,000
Acquisitions	$4,033,814	$1,947,464
Wages & Benefits	$89,100	$39,600
Transaction Fees	$200,000	$100,000
Auditor Fees	$30,000	$15,000
Legal	$100,000	$100,000
Computer Hardware & Software	$96,500	$51,000
Other Expenses of Offering	$22,210	$22,210
Travel	$28,376	$24,726
Working Capital	$400,000	$200,000
Total	$5,000,000	$2,500,000

BUSINESS OF MD TECHNOLOGIES

History

The founders of MD Technologies began developing software solutions for the healthcare industry in 1993. Initial development of the Medtopia application began in early 1995 when the founders of the Company decided that the emerging growth of the Internet introduced a significant opportunity to create innovative solutions for the healthcare industry. After several years of modifications and re-engineering the product, Medtopia went live on the Internet with its first physician in November of 1998. We believe that, at the time, Medtopia was the only completely web-based practice management system on the Internet. Our founders struggled to find customers willing to use the product, as the Internet was a relatively new and unproven medium for business applications. Likewise, the idea of businesses storing their data on remote servers and renting, rather than purchasing, their applications was a relatively foreign concept. However, as the Internet became more ubiquitous and generally accepted as a business medium over the following two years, we began to find more and more customers willing to embrace the technology and the product.

Recognizing the need for assistance to adequately develop our applications and implement a realistic distribution plan, our founders incorporated MD Technologies Inc. on February 25, 2000, in the State of Delaware, in order to raise capital to exploit Medtopia at a time they felt that the industry was more accepting of Internet-based applications. We remained in a strict research and development mode until January 2001, when we began a formal strategy of acquiring customers and revenue at a steady, consistent pace with the implementation of a sales force and marketing strategy.

As more customers began to use the Medtopia applications, we also began offering accounts receivable management services to complement the sales of the product and add new revenue to the company. We began offering these services to customers in 2002 and have grown our customer base and revenue for these services steadily. Since January of 2002, we have grown our entire customer base of all products and services from 21 customers to 168 customers as of December 2004. As of March 31, 2005, we have acquired 179 customers.

Company Vision

Since our inception, our management team has followed two underlying principles: (1) over time, nearly all software business applications will become Internet-hosted and managed; and (2) dedication to customer service and support will drive customers to us and earn their long-term loyalty. These two principles have guided all our actions since our inception.

Our early lead in the development of Internet-based applications afforded us a distinct advantage over many competitors who have yet to adopt the Internet as a medium for their applications. Medtopia maintains a price and serviceability advantage over such competitors since we build, host and manage the application for the customer. For example, the product can be delivered to the customer instantaneously and upgraded continuously and imperceptibly. Modifications are applied immediately and typically with no interruption to the customer. The customer’s data is always backed up and stored off-site, keeping it safe from natural and manmade disasters. Back-end processes, such as electronic claims processing and data backups, are performed in the background by trained Medtopia staff and are usually unnoticed by the customer. These benefits, among others, create a product that is less intrusive to the customer, and easier to service and maintain by us.

An Internet-hosted application also creates a price advantage over many of our competitors. Since Medtopia is delivered and modified quickly and efficiently via the Internet, Medtopia is more cost-effective than many other companies’ products. Customer support is enhanced and made more cost effective since all customers use the same version of Medtopia. Our subscription fee includes technical support. Some of our competitors’ monthly costs for technical support alone exceed the total Medtopia subscription fee.

We have a policy of always attempting to answer a service and support call with a live person before the third ring of the telephone. We strive to ensure that our Medtopia support staff is friendly, knowledgeable and dedicated to helping customers with problems and questions. Our management has great confidence in our support team and continues to explore ways to improve their effectiveness.

We are also able to provide a greatly enhanced and value-added service to customers through our accounts receivable management services. Our service, Medtopia Expert, delivers automated and technological solutions to what is ordinarily a paper-driven, manual labor process. Through our technology and automation, we are able to deliver a level of service that we believe is faster, more efficient, more affordable, and all with a higher level of quality control than what can be delivered by many of our competitors. The value added by our web-based practice management system combined with our technical expertise in the revenue cycle management of the billing and collections process for physicians’ offices helps us to compete with other companies in ways that they cannot compete respectively with us.

Finally, we believe that the future of healthcare will be shaped with the introduction and permeation of new technology, such as with the implementation of electronic medical records. We have devoted a significant portion of our research and development into this technology, and the development of Medtopia EMR, which we believe will become an increasingly adopted tool used by healthcare providers to reduce costs and deliver a higher quality of care to their patients.

Development of Medical Billing Market

Over the last 12 months we have devoted substantial research and development efforts to position ourselves for the implementation of a strategy of growth through the purchase of medical billing companies. These efforts have resulted in the modification of our core technology in order to make it useful and efficient in the billing company environment. Previously, our products were designed to function efficiently in small to medium size physician offices comprising 60% of the market for practice management products. We have successfully marketed our core product into this market, having grown our client base from 87 customers on December 31, 2003, to 179 customers today.

Our strategy of growth through acquisition has five primary elements:

•	To acquire companies in our regional geographic area.

•	To acquire companies that are well run and profitable with either a large client or revenue/profit base.

•	To acquire companies that currently use, and pay substantial fees for, third party billing software that can be replaced by ours.

•	To acquire companies that have grown despite limited marketing efforts.

•	To redesign our software and billing processes to accommodate the outsourcing of the data entry portion of the tasks involved in billing and account receivable management offshore where labor costs are a fraction of those in the US, while maintaining the ability to monitor the data entry real-time from our facilities in the US over the Internet. This redesign entails breaking up the data entry functions into distinct small components that can be performed by data entry individuals with little knowledge of the intricacies of medical billing.

We have identified several companies that meet these criteria and we identified several potential outsource partners, some of whom already perform data entry for US customers.

Our goal is to make already profitable companies much more profitable merely by the substitution of our software and the implementation of our processes and marketing plan. This strategy has the added benefit of securing a larger client base to which we can sell our high margin new product, the Medtopia EMR.

Most companies we have identified have little or no formalized marketing efforts. Most have grown through word of mouth and referrals from existing customers. We have developed and implemented a unique marketing method that incorporates telemarketing, direct mail and personal contact to secure new clients. Our marketing efforts have resulted in rapid growth averaging $13,424 of new revenue per month on a non-GAAP financial basis, over the last six months. We wish to introduce these techniques to the companies we acquire and accelerate growth in those markets.

In short, we will “inoculate” the companies we acquire with our software, marketing techniques and outsourcing model in order to make already profitable, well run companies, more so. We plan very few other changes in these companies, but will take advantage of the savings which naturally occur through “economies of scale.”

Healthcare Industry

Healthcare is a vital part of the United States economy and is critical to every citizen. However, healthcare has yet to fully benefit from the technology revolution that is changing other industries. We believe that advanced information technology will have a fundamental impact on healthcare delivery, payment and personal health management. This revolution will be significant because it will help solve key problems facing the industry: improving patient safety, reducing costs, improving the quality of care, and improving the efficiency of processes for coordinating and paying for healthcare. The convergence of the Internet and healthcare management is a new and evolving paradigm in healthcare management. The market opportunities created by this convergence are expected to expand rapidly.

Cost of healthcare in the United States has been climbing. In 1960, total healthcare expenditures were $26 billion, or 5.1 percent of the gross domestic product (GDP). By 2000, total healthcare costs had climbed to $1.3 trillion and represented 15.9 percent of GDP. See, Health, United States, 2001, with Urban and Rural Health Chartbook, published by the U.S. Department of Health and Human Services through the Centers for Disease Control and Prevention. Healthcare costs continue to escalate. According to the United States Center for Medicare & Medicaid Services, formerly the Health Care Finance Administration (“HCFA”), healthcare expenditures in 2006 will exceed $1.6 trillion. Approximately 70 percent of healthcare transactions today are paper-based, resulting in administrative costs of up to 20 percent of each dollar spent. It was the need to reduce these costs that, at least in part, led to Healthcare Insurance Portability and Accountability Act of 1996 (“HIPAA”). In the United States, the yearly cost of processing and administering claims is about $90 billion. Some healthcare industry analysts believe the $90 billion in administrative costs could be reduced to $5 billion or less by moving from a paper-based system to digital systems. See, Healthcare Without Boundaries: Integration Technology for the New Healthcare Economy, February 2003, Microsoft Corporation White Paper. McKinsey and Company, an international management consulting firm, reports that “[T]he U.S. health care industry is huge—with annual expenditures of more than a trillion dollars—but extremely fragmented: more than half of approximately 600,000 physicians engaged directly in patient care work in practices of eight physicians or fewer.”

Third Party Medical Billing Industry

The third party billing industry dates back to the 1950’s. However, large billing companies did not emerge until the 1980’s, when it was required that hospital-based physicians’ services be billed separately. Healthcare billing companies come in all sizes, ranging from one person to publicly traded companies with revenues of $300 - 400 million annually. Third party medical billing companies employ nearly 20,000 people nationwide, and process more than 17 million claims per month, representing more than $18 billion per year. See, The Healthcare Billing and Management Association, http:/www.hbma.com.

In a recent Healthcare IT News article published in partnership with the Healthcare Information and Management Systems Society (“HIMSS”), the author observed, “More physician practices around the country are turning to outside billing firms to handle claims and reimbursement. And today, physicians and medical practice administrators are expecting services that go beyond billing and collecting … According to association statistics, about 30 percent of the country’s medical practices outsource their billing, up from 25 percent in 2000.”

The third party medical billing industry is a competitive but fragmented industry. Our research shows that there are currently 7,595 billing companies in the United States. 2,140 of these companies are located in the southeastern United States. 91% of these companies have revenues of under $2,500,000. Successful implementation of the acquisition strategy will put MD Technologies as one of the largest 10% of medical billing companies in the market based upon revenue.

MD Technologies plans to focus its acquisition efforts on the southeastern United States. The market, however, can encompass the entire country due to the ability to transfer data electronically. Due to the extreme fragmentation of the third party medical billing industry, the majority of our competitors in this line of business are small private companies.

Products and Services

We provide integrated, advanced healthcare management solutions through practice management software and third party billing services to physicians and healthcare providers under the trade name “Medtopia.” Our web-based software is used to manage physician office functions from the time an appointment is scheduled to the time that the services rendered by the physician are billed and collected. In addition, MD Technologies provides billing services for customers using our proprietary software, Medtopia, performing the back office functions of billing, collections and accounts receivable management.

The Medtopia suite of products and services consists of Medtopia Manager, Medtopia EMR, Medtopia DMS, Medtopia Mobile, MyMedtopia, and Medtopia Expert. These products and services are designed such that they can be packaged and sold independently of one another. However, they are more specifically designed to complement each other in functionality. Customers can employ the entire suite of products and services into a single solution and maximize their efficiency and productivity.

To date, we have generated the majority of our revenues from the delivery of our first two flagship products and services, Medtopia Manager and Medtopia Expert. The following table summarizes our revenues by application from inception until December 31, 2004.

Application/Service	Current Number of customers	Percent of total revenues
Medtopia Manager	135	64%
MyMedtopia	1	7%
Medtopia EMR	0	0%
Medtopia DMS	0	0%
Medtopia Mobile	0	0%
Medtopia Expert	33	28%

Medtopia Manager

Medtopia Manager is an Internet-based practice management application that enables physicians and other healthcare providers to manage their organizations online using only a web-browser. It is designed to streamline many of the day-to-day routines involved in running a medical practice, and thereby help physicians and their staff members organize their workload and increase productivity. Physicians and their employees have access to clinical and financial information from the office, home, hospital, or anywhere that an Internet connection is available. The application employs 128-bit SSL encryption, which ensures privacy throughout the entire application and adheres to HIPAA security guidelines.

The application consists of several integrated features such as: appointment scheduling, patient account management, electronic claims processing, electronic remittance advice, accounts receivable management, human resource management, project management, electronic medical records, prescription writing, inventory management, and more. All of these tools are designed to work coherently in such a way as to increase productivity throughout the organization. The application also utilizes various workflow queues to assist in many of the work processes that take place in the practice. For example, there is a hospital queue for tracking and managing the admission, discharge, and billing of patients that are currently hospitalized. Similarly, there are claim queues, collection queues, appointment queues, etc. Each of the queues has been designed specifically for helping the office personnel organize information and make it easier to track and manage for maximum efficiency.

Since the application and its data are hosted and managed in our data center, the Medtopia staff members can perform all the back-end data operations that would ordinarily require an employee of the practice to perform. These activities include sending claims electronically to payers and clearinghouses, posting electronic remittance advice, performing and monitoring EDI transactions such as electronic claim status and eligibility verifications, performing month-end closeouts, daily data backups, hardware and software upgrades, and other system maintenance. This allows the customers to focus more on their business rather than on mundane data management chores. Moreover, our trained employees are better able to monitor the data management and to manage operations in order to minimize errors. The Medtopia support staff know how to spot potential problems and take corrective action when they arise.

The recurring revenue stream from the subscriptions of Medtopia Manager increases as each new customer is added to the system. While we receive up-front income from the setup and installation of a new customer, it is the recurring revenue that we count on to bolster the company’s growth.

However, expenses associated with this revenue growth do not increase proportionally. Once a new customer is brought online, the maintenance of the physician’s clinic is related primarily to customer support. New customer support personnel are added as necessary to provide an adequate ratio of support personnel to customers to ensure that all support issues can be handled expeditiously. Our current ratio is approximately one support person per 25 customers. This ratio will be adjusted as needed and may vary depending upon many factors such as the size of the customers added to the system and the geographic location of new customers in relation to our support staff.

Medtopia Manager is offered to customers as a monthly subscription of $350/month per physician (or provider). Additionally, there is a one-time setup cost of $500 per provider and a $1,200 training fee per site. The Company also offers data conversions for customers with prices ranging between $1,500 to $8,000, depending on the data format, volume of data, and type of conversion (i.e. patient demographic, open-item, or full-detail). The data-conversion fee is typically negotiated with the customer at the time of the sale and varies on the circumstances. The setup, training, and subscription fees can vary depending upon the number of physicians in the group, the number of physical sites, and the number of users.

Medtopia Mobile

Medtopia Mobile is a handheld application running on Microsoft® Pocket PC’s and Microsoft® Tablet PC’s that allows the physician to perform various functions while in the exam room with the patient, or while away from the office, such as when making hospital rounds. The application synchronizes with the Medtopia Manager practice management application over the Internet and gives the physician access to medical information on his patients, such as procedure and diagnosis history, drug allergies, medications, insurance information, and medical alerts. The physician also has the ability to document a new encounter with the patient and capture all the necessary billing information to synchronize directly into the practice management application. Additionally, the application allows the physician to capture handwritten and audio notes and store them as part of the patient’s permanent medical record. All information captured by the physician on the device can be synchronized immediately, or in a batch, to the Medtopia servers via the Internet.

The list of features available with Medtopia Mobile includes: (i) an appointment calendar for managing office appointments, hospital rounds, surgeries, and meetings; (ii) super-bills and charge-capture; (iii) prescription writing; (iv) patient medical history; (v) encounter documentation; (vi) referral management; (vii) secured intranet messaging; and (viii) contact management.

Some customers may wish to deploy Medtopia Mobile throughout their enterprise, but may not want to use Medtopia Manager as their practice management system. For these customers, we provide a limited version of Medtopia Manager, which allows them to track and manage the information via a web interface and also export Medtopia Mobile data to their own system.

Medtopia Mobile is provided to physicians for a monthly subscription fee of $150. There is a single one-time licensing fee of $1,500. This fee includes the Medtopia Mobile software and the creation of the online Medtopia account if the customer does not already have one.

MyMedtopia

MyMedtopia is a web-based application designed for patients to allow them to track and manage their healthcare information online. Patients can sign up to use MyMedtopia on their own, or their physician can issue an account for them. The application benefits both physicians and their patients by allowing them to share vital healthcare information while encouraging the patient to take a more proactive role in his or her own healthcare. The application enables patients to track information such as family histories, medical conditions, prescriptions and medications, emergency medical information, medical expenses, diet and nutrition, exercise and fitness, and upcoming appointments.

When deployed by a physician to his patients, MyMedtopia can prove to be an invaluable tool for enabling secured and direct communication with the patient. Similarly, the application becomes a tool for utilization by the office staff for coordinating with patients for appointments, prescription requests, and statement questions. If given access by their physician, a patient can look up their statement online and see what charges have been paid by the insurance carrier and what their responsibility is. This type of functionality can reduce the number of phone calls into the physician’s practice and thereby help make the overall operation of the practice more efficient.

There is no set pricing for MyMedtopia at this time. We are exploring how best to utilize the functionality of this product in such a way as to eventually create a recurring revenue stream for us. The MyMedtopia application is currently being used by Emory Healthcare as part of the benefits offered to its patients and users of its online healthcare services.

Medtopia Expert

In 2002, we began providing our Medtopia Expert billing and accounts receivable management services to a limited number of customers. As of December 31, 2004, we provided these services to 33 customers. These services typically include the review and data-entry of our customers’ patient encounter information into Medtopia Manager. The accuracy of the billing information is verified using features built into Medtopia that have been especially designed for this purpose. This information is used to process claims with various insurance carriers by sending it electronically through Medtopia and third party clearinghouses. Once entered into Medtopia, our customers can track and review their accounts receivable online as well as run real-time reports and perform their own analysis of the data using only a web-browser. We manage our customers’ receivables all the way through the adjudication process until payment. Upon receiving payment confirmation, denial, or request for additional information, we post the payment to the system, provide any additional information requested, and make any adjustments if necessary. The fact that we host the customers’ information and that they are intimately familiar with our application allows us to provide a higher level of service and achieve economies of scale not available to competing billing companies. This gives us an advantage over competitors who do not possess the technology to deliver this level of service.

Our Medtopia Expert billing and accounts receivable management services are invoiced to customers as a percentage of actual collections. Our fees are negotiated with each of our customers depending on the level of activity expected and volume and amount of charges. Some customers prefer that our staff perform all data input functions and they provide us with hard copies of their patient encounter information. Others perform the data input themselves. Our fees range on average from 3% to 6% of collections. In most cases we can demonstrate that our fees are less than what our customers would pay for employees to perform similar services in-house. We view this component of our business model as a major growth opportunity for the Company.

Medtopia DMS

The Medtopia DMS application is a new product developed in 2004 and is currently in beta testing. It is a document management system that allows healthcare providers to image, index, archive, search, and retrieve electronic documents throughout their enterprise. The application was designed to work completely over the Internet so that users can have access to their electronic documents from any location at any time wherever Internet access is available. The application was also designed to integrate completely with the entire Medtopia suite of products and services so that potential customers can receive a completely integrated and comprehensive solution for their administrative and clinical needs. The Medtopia DMS was developed to work as a hosted solution for customers who do not wish to purchase or maintain their own server equipment, however the product can also be sold as a standalone system for larger customers who prefer to store their data on their own premises. The application is flexible and can accommodate nearly any kind of electronic document, such as images, word processing documents, and audio files.

Official pricing for Medtopia DMS has not yet been established, however the product will be sold in two varieties. The first is as a full-service, hosted solution whereby customers are invoiced monthly for a subscription that includes all software, future updates, and service. In the hosted solution, all data is stored on our servers in our data center where it is maintained and backed-up routinely. Additionally, the product can be sold as a standalone system where customers can purchase the system once and simply pay a monthly fee for service and support. In this configuration, the software runs completely on the customers’ servers on their own premises.

Medtopia EMR

The Medtopia EMR application is a new product developed in 2004 and is currently in beta testing. Medtopia EMR is our electronic medical records application that is designed to interface directly to all of our other products and provide clinical assistance to physicians and their staff. With Medtopia EMR, healthcare providers have the opportunity to reduce their dependence on hardcopy paper records, improve operational efficiencies, and reduce costs all at the same time. The application interfaces directly with the Medtopia Manager practice management application over the Internet and gives the physician access to clinical medical information on his or her patients, such as procedure and diagnosis history, drug allergies, medications, insurance information, past medical history, lab results, x-rays, and medical alerts. The physician also has the ability to document a new encounter with the patient and capture all the necessary billing information to synchronize directly into the practice management application. Additionally, the application allows the physician to capture handwritten and audio notes and store them as part of the patient’s permanent medical record. The application is an enhanced version of the Medtopia Mobile application and allows for additional functionality not found in Medtopia Mobile, such as detailed encounter documentation, evaluation and management coding tools, and advanced prescription writing tools.

The list of features available with Medtopia EMR includes: (i) an appointment calendar for managing office appointments, hospital rounds, surgeries, and meetings; (ii) super-bills and charge-capture; (iii) prescription writing; (iv) patient medical history; (v) encounter documentation; (vi) evaluation and management coding tools; (vii) advanced drug lookup database and utilities; (viii) document imaging and paper chart management; (ix) remote access via Internet and web-browser; (x) SOAP Notes; (xi) referral management tools; (xii) secured intranet messaging; and (xiii) contact management.

Formal pricing of Medtopia EMR has not been established yet. Once in production, the product will be sold as both a hosted solution and standalone solution to healthcare providers. When purchased as a hosted solution, customers will receive all the software, upgrades, and service as part of their monthly subscription to the product. As a standalone solution, customers will have the opportunity to purchase the application upfront and pay a lower monthly fee for service and support.

Marketing

The Medtopia products and services are marketed to potential customers through multiple strategies, including telemarketing, direct mail campaigns, door-to-door canvassing, and industry trade shows. Through these and other methods, we focus on establishing the Medtopia brand name and continually strive to place ourselves in front of potential customers as often as possible. Not all potential customers are looking for our products or services at the time we reach them, but we hope to establish the brand name so that we are first in their mind when they begin to look for products and services similar to ours.

We currently focus our marketing efforts on reaching the smaller physician practices, where we feel that our products compete most aggressively against many of our competitors. We utilize our marketing efforts to reach out and identify potential customers and, once identified as a potential candidate with interest in our products, we turn them over to the sales department where a detailed and comprehensive discussion of features and price can be discussed.

We also rely heavily upon potential leads from existing customer referrals, which is a significant source of new sales for our products and services. We have demonstrated that our continued success in maintaining a satisfied customer base is one of the best sources of new leads and sales for the Company. Additionally, we receive leads from our Internet presence which drives potential customers to our website, where they can request more information or a demonstration of our products.

As of March 31, 2005, we had 179 customers using Medtopia to manage their practices.

Use of Acquisition Candidates for Marketing

Our company’s distribution strategy is to focus on areas where we already have a presence or where acquisition candidates have a presence and to initially expand into large metropolitan areas with numerous physicians where the market research indicates a high potential for adoption of the Medtopia products.

We are currently targeting our marketing efforts at physicians practicing in the New Orleans, Baton Rouge, Lafayette, Mississippi Gulf Coast, Atlanta and Houston areas. Thereafter, we anticipate penetrating other large metropolitan markets such as Dallas, Miami, South Florida, Orlando, and Tampa as we acquire additional medical billing and recordkeeping corporations in those locations.

Marketing Strategy

Our core market nationally consists of the 300,000+ physicians who practice alone or in groups of eight or less. The following methods are employed to enlist new customers:

(i)	We market directly to individual physicians through the efforts of our inside and outside sales force. We utilize telemarketing and direct mail campaigns for generating new sales leads, which are then solicited by direct-sales representatives. This process usually involves multiple onsite presentations and culminates in a proposal to the customer.

(ii)	We brand our products and establish name recognition by participating in trade shows, events and conferences that have the potential to generate interest in us on a local, regional, and national stage.

(iii)	We attempt to solicit relationships with large institutional healthcare entities such as hospital companies, physician groups and academic institutions. Well-established relationships at this level can potentially lead to significant sales of our products and services.

(iv)	We actively pursue strategic relationships with potential distributors and attempt to establish a national distribution network where our products can be sold as part of a value-added reseller program.

(v)	We use a public relations firm to help generate positive news stories and public attention about the company where possible. This helps create public awareness of our company and products and helps generate sales in many cases.

Pricing/Level of Service

Medtopia Manager’s pricing is determined by management’s analysis of the competition and the targeted customer’s willingness to pay, consistent with a fair profit to us. Specific fees were discussed in preceding sections and will not be repeated here. Varying discounts are offered to volume providers and potential customers, depending on many factors.

The pricing of the Medtopia Manager application has remained consistent since 2002. Medtopia Manager costs less than many of its current competitors and is far less expensive than many of the competing high-end practice management applications. We also feel that Medtopia Expert pricing is competitive at its current price, however, we recognize that future pricing of that service may be potentially affected by other factors dictated by the market conditions at that time.

Advertising and Promotion

The overall advertising and promotional objectives are to: (i) position MD Technologies as the leader in the healthcare markets in which we compete; (ii) increase Company awareness and brand name recognition among physicians and their office managers; (iii) generate qualified sales leads and potential new distributors for field sales organizations; (iv) create product advertising programs supporting our marketing position; and (v) coordinate sales literature, demonstration materials, telemarketing programs and direct-response promotions in order to maximize exposure and success.

Financing

From 1996 until June 2004, we were financed by a combination of founder’s money, debt, private placements of equity and operations income. In June 2004, we closed the public offering of our common stock in accordance with Regulation A. We raised in total $3,035,600, selling 1,264,834 shares of stock at a price of $2.40 per share. We used the proceeds of this offering to satisfy pre-existing debt, which totaled $257,077. We also used the proceeds to start sales offices in Atlanta and Houston, and to dramatically expand our sales and marketing force in our headquarters in Baton Rouge. As of March 31, 2005, we had $684,357 in proceeds remaining from the offering. This amount should be sufficient to fund company operations through the remainder of the year. In 2004 we expanded our R&D efforts by developing two new products, our electronic document management product, Medtopia DMS, and our electronic medical record product, Medtopia EMR. The total amount capitalizing research and development for 2004 was $190,209.

In total, the Company from its inception has incurred $428,500 in debt and liabilities, raised $3,773,395 in equity and received $496,467 in operations income.

Research and Development

Our products are all continually modified and improved in order to remain current and up-to-date with the latest technology. Since our business model is largely based upon subscription revenue rather than revenue from the sales of version upgrades, our products are constantly updated with new features and improvements on a daily basis. There was a significant increase in research and software development expenses in 2004 compared to the previous two years, as we instituted a major focus of new product development on our Medtopia Mobile, DMS, and EMR applications. The total amount capitalized as research and software development costs for 2004 was $190,209, as compared to research and software development costs of $47,198, $51,219, and $170,909 for years 2003, 2002, and 2001 respectively. The majority of initial development for these new products was performed in 2004 and these products, having been determined to be technically feasible, are now in beta testing where current development consists of modification to existing functionality and new feature development to those products for the next version release.

Medtopia Mobile, DMS, and EMR

Research and Software Development Costs

2001	$170,909
2002	$51,219
2003	$47,198
2004	$190,209

In 2004, we also began the development of a new product enhancement that we labeled Medtopia AI, which is based upon the implementation of artificial intelligence rules-engines into our products. Metopia AI is not a separate product, but rather an underlying technology that we have begun to build into all of our products in order to enhance the performance and to differentiate us from our competitors. We believe that this technology, while in a nascent phase of development, will evolve to become the core of our products and will help us maintain a technological edge over our competitors.

Employees

As of December 31, 2004, we employed 35 full-time paid employees, consisting of nine in administration, eight in research and development, nine in sales and marketing, and nine in operations. Our relationship with our current employees fosters high productivity and commitment. None of our employees are covered by a collective bargaining agreement. From time to time, we utilize the services of independent contractors to perform various other services.

Government Regulations

We have obtained all required federal and state permits and licenses to operate our business. Our industry is heavily government regulated. Our government regulatory risks run the gamut from regulations affecting our listing as a publicly traded entity to regulations affecting the healthcare industry in general and physician practice management in particular.

Laws and regulations may be adopted with respect to the Internet or other online services covering user privacy, patient confidentiality and other issues, including: pricing, content, copyrights and patents, distribution, characteristics, and quality of products and services. We cannot predict whether these laws will be adopted or how they will affect our business. Any legislation or regulations of this nature could affect the way we conduct our business, particularly in our collection or use of personal information, and could harm our business. Further, activities on or using the Internet have come under increased scrutiny, including increased investigation in the healthcare arena by the Federal Trade Commission and heightened media attention. A number of proposals have been made at the federal, state and local levels that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could impair the growth of electronic commerce, and adversely affect our business.

We may host any of a wide variety of services that enable individuals and companies to exchange information, conduct business and engage in various online activities. The laws relating to the liability of providers of these online services for activities of their users is currently unsettled. These types of claims have been brought, and sometimes successfully pressed, against online service providers in the past.

We could be adversely affected by healthcare regulation. The healthcare industry is highly regulated and is subject to political and regulatory changes. These factors affect the purchasing practices and operation of healthcare organizations. Numerous state and federal laws govern the collection, dissemination, use, access to and confidentiality of patient health information. Many states have laws and regulations that protect the confidentiality of medical records or medical information. In addition, the federal Department of Health and Human Services has proposed regulations implementing the Health Insurance Portability and Accountability Act of 1996, or HIPAA, concerning standards for electronic transactions, security and electronic signatures and privacy of individually identifiable health information. These regulations, among other things, require companies to develop security standards for all health information that is used electronically. The proposed regulations impose significant obligations on companies that send or receive electronic health information. The application of these laws to the personal information Medtopia collects could create potential liability under these laws. We have designed our services to comply with these regulations, but cannot predict modifications to these regulations. Any changes could cause us to use additional resources to revise our platform and services. Additional legislation governing the distribution of medical records exists and has been proposed at both the state and federal levels. We will be subject to extensive regulation relating to the confidentiality and release of patient records, and it may be expensive to implement security or other measures to comply with new legislation and final regulations. We may also be restricted or prevented from maintaining or delivering patient records electronically, which would have an adverse effect on our business.

The Food and Drug Administration (“FDA”) has jurisdiction under the 1976 Medical Device Amendments to the Federal Food, Drug and Cosmetic Act, which is referred to here as the “FDA Act,” and may seek to regulate computer products and software as medical devices if they are intended for use in the diagnosis, cure, mitigation, treatment or prevention of disease in humans. The FDA has issued a final rule under which manufacturers of medical image storage devices and related software are required to submit to the FDA pre-market notification applications, which are each referred to in this document as a “510(k) Application,” and otherwise comply with the requirements of the FDA Act applicable to medical devices. We have attempted to design our services so that our computer applications and software are not considered to be medical devices. Because we believe our services are not subject to FDA regulation, we have not filed a 510(k) Application with the FDA for our products. However, the FDA may take the position that our services are subject to FDA regulation. In addition, we may expand our services in the future to areas that subject them to FDA regulation. The FDA is currently reviewing its policy for the regulation of computer software, and there is a risk that our software could in the future become subject to some or all of the above requirements. If the FDA takes the position that any of our services or software are subject to FDA regulation, we may be required to file a 510(k) Application, which would be subject to FDA review and approval and which may be a time-consuming process. We have no experience in complying with FDA regulations and believe that complying with FDA regulations may be time-consuming, burdensome and expensive and could delay our introduction of new applications or services.

State and federal statutes and regulations governing transmission of claims may affect our operations. For example, Medicaid rules require certain processing services and eligibility verification to be maintained as separate and distinct operations. We believe that our practices are in compliance with applicable state and federal laws. These laws, though, are complex and changing, and the government may take positions that are inconsistent with our practices.

The practice of most healthcare professions requires licensing under applicable state law. In addition, the laws in some states prohibit business entities from practicing medicine. We have attempted to structure our website, strategic relationships and other operations to avoid violating these state licensing and professional practice laws. A state may, however, determine that some portion of our business violates these laws and may seek to discontinue them or subject us to penalties or licensure requirements. We employ and contract with others who provide only medical information to consumers and have no intent to provide medical care or advice. We do not maintain professional liability insurance because we believe we are not a healthcare provider and any determination that we are a healthcare provider and acted improperly as a healthcare provider may result in liability for which we are not insured.

Customer Terms and Strategic Relationships

Our relationships with our customers are regulated by subscription contracts that we execute with each customer. These contracts contain our standard terms and conditions, the most important of which relate to the price charged for our services/products. Our primary source of revenue is derived from subscription fees paid by our customers on a monthly basis. Our contracts generally have a one (1) year term and renew on a month-to-month basis after the first year. We have the right to change the price for our services/products on the year anniversary of our contract. Should a customer terminate our relationship, we are obligated to provide them with the information we host for them in a format that allows them to migrate to another vendor. For the years ended December 31, 2004 and 2003, one customer accounted for a total of approximately 16% and 15% of total revenues, respectively, and another customer accounted for a total of approximately 10% and 6%, respectively.

There are two types of vendors important to our business. (1) Internet service providers who provide us with our connections to the Internet. We currently use three separate vendors in order to reduce our dependency upon any single vendor for service. If we were to lose one or more of these relationships, we feel that there are several other alternate providers that could provide our Internet connectivity with little or no adverse effect to our business. (2) We rely upon the medical billing clearinghouse through which our customers bill insurance claims to third party payers. We currently use Envoy, which is owned by one of our competitors, WebMD. The WebMD Envoy agreement, dated February 17, 2004, entitled “WebMD ENVOY Agreement for Vendors,” allows us to utilize the clearinghouse services, including medical batch transaction services and related software and hardware, of WebMD ENVOY to submit our customers’ claims for services to various payors for those services, primarily private insurance companies. This agreement has a primary term of one (1) year and automatically renews for additional one-year terms unless terminated by either party 60 days prior to the expiration of the then current term. Pursuant to the agreement, we paid WebMD Envoy a service fee of $3,599.00 covering the first-year period (2004). All similar service fees for subsequent years are waived in the agreement. Pursuant to the agreement, we pay no fees or charges for submitting claims on behalf of our customers through the WebMD ENVOY clearinghouse to “Participating Payers,” who comprise the large majority of our transactions. Pursuant to the agreement, there is a fee ranging from $0.10 to $0.15 per claim submitted to “Non-Participating Payers.” Although there are other clearinghouses providing similar services, a disruption of our relationship with WebMD ENVOY could temporarily significantly adversely affect our ability to deliver our services. We are currently exploring the possibility of having redundant clearinghouse strategic relationships to mitigate this risk.

Competition

Healthcare Information Systems

Our competitive position in the healthcare industry can best be described as occupying a niche as the low-cost provider given the delivery mechanism (the Internet) and the level of personal and customized service offered. We are trying to serve small to mid-size physician offices with services and applications usually available only to larger practices, but not generally affordable by the smaller practices. The use of the Internet as our delivery and customer service mechanism allows us to provide our services and products very cost effectively.

Medtopia Manager enables its customers to enjoy the benefits of a fully featured practice management system even though the product competes at the same price level as other low-cost competitors. Additionally, since Medtopia is deployed over the Internet and hosted and managed by our expert staff, we are able to create a more intimate relationship with our customers that better ensures product satisfaction and long-term loyalty.

The healthcare information technology market is served by various software companies that distribute and manage clinical and business-related information. The market for these companies’ applications is divided into general user/customer categories, as follows:

1.	Hospitals

2.	Physicians

3.	Insurance/Managed care companies

4.	Ancillary services (i.e., pharmacies, imaging companies, laboratories, etc.)

5.	Dental

6.	Specialty Medical Services

Most software vendors provide only a portion of the software needs of a client. For example, one company may provide billing software while another may provide medical record software. Therefore, it is common for physicians to use multiple software applications concurrently.

Medical Billing and Accounts Receivable Management

As noted above, the third party medical billing industry generates more than $18 billion in revenue per year. Our research shows —we have had difficulty locating third party data regarding this market — that currently there are approximately 7,595 billing companies in the United States. 2,140 of these companies are located in the southeastern United States. 91% of these companies have revenues of under $2,500,000.

Primary competitors in Louisiana include mostly small firms of less $2 million in revenue National competitors include companies like Per-Se Technologies, Inc. and Athena Health, Inc. We will compete by price, ease of use, and marketing. As described above, page 26, we believe that we have significant advantages over these competitors.

While the Medtopia suite of product features enables the products to compete in some form in all six areas of the healthcare industry, the products are currently focused primarily on the physician market. In this segment of the market, there are three distinct categories of customers, namely:

1.	Physician practices with less than eight physicians (more than half of all physicians – over 300,000).

Physicians in this category are the Company’s primary target customers. Many of these practices have PC-based legacy systems that are old or inexpensive (under $5K.) The systems of these practices typically run on a local area network and are primarily limited to billing and collections or limited EMR functionality.

2.	Physician practices with between eight and twenty physicians.

Group practices of this size tend to run systems that are capable of running on a wide-area network, have robust utilities, flexible reporting, and multiple modules of functionality to choose from. The costs of these systems can range between $30K to $60K for the initial purchase, and $3K to $8K per physician for installation. Updates to these applications and yearly maintenance agreements can exceed $10K. A few vendors in this category are companies like Medical Manager, MiSys, and GE Healthcare. The Medtopia products currently compete with these customers at the lower end of the market.

3.	Physician practices with more than twenty physicians.

Group practices of this size usually run complex interconnected modules and systems that provide enterprise-wide solutions. These applications are typically deployed on large computers like RISC 6000’s and operate on expensive and dedicated database servers. Organizations deploying these applications can spend hundreds of thousands of dollars or millions for these systems and may require a dedicated IT staff to maintain the hardware, applications, and their interfaces. A few companies in this category include IDX, GE Healthcare, McKesson, and Cerner.

The following is a list of software companies that occupy at least part of the market space in which Medtopia competes:

Cerner LPC AMS GE Healthcare Siemens IDX NextGen McKesson Epic Misys	Phillips Medical Systems Allscripts QuadraMed Meditech Well Logic WebMD Athena Health Medisoft Per-Se Technolgies

Of the many healthcare technology software companies in the industry, no single company dominates the market. However, the two companies with whom we compete most strongly in our markets should be recognized.

Medical Manager/WebMD

Started in 1982 as a practice management software product for chiropractors, the Medical Manager/WebMD product has evolved into one of the more fully-featured products on the market today. Most of the Medical Manager/WebMD installations are using a legacy, text based version of its product running on a Unix file server and serves the medium-to-large medical practice market. Because of its sheer size, product features and reputation, Medical Manager/WebMD continues to present itself as a formidable competitor.

Medtopia Manager offers the benefits of having as many features as Medical Manager/WebMD at a much lower price and with better serviceability. Medtopia Manager can also be deployed more easily since it doesn’t require a dedicated server, especially in multi-site environments where office personnel need instantaneous access to information from anywhere.

MediSoft

As a division of NDC, a medical services company that functions as a claims processing company, the MediSoft practice management system provides NDC with a ready source of medical insurance claims to be cleared and transmitted to insurance payers. The MediSoft product, although not as robust or fully-featured as most of its competitors, offers a basic system at a low introductory price for the small physician practice. Because of its low price, the company has been very successful in creating a large base of installations.

Insurance

We have secured Errors and Omissions and Comprehensive General Liability insurance and will continue such coverage if available at a reasonable cost.

Data Security

Our data is secured and backed-up multiple times daily. Our main office is located in the same building with the technical offices of a telecommunications company that provides us with our primary link to the Internet. We believe this close proximity minimizes the potential for disruption between the telecommunication provider and the Medtopia servers. We also have an ancillary power source to eliminate the risk of power outages. Additionally, we maintain redundant Internet access through two different providers to ensure reliability of our connection to customers.

We have incorporated a security management system to protect patient and physician data, using a combination of security methodologies to provide multiple lines of defense. These include:

•	128-bit SSL encryption of all application data over the Internet

•	Role-based access using ID and passwords

•	Firewalls and controlled port access through all routers

•	Logging, monitoring, and audit trails

•	Physical security in a tightly-controlled environment, with physical isolation of systems and hardware

•	Security policies including the establishment of a Chief Privacy Officer and Assistant Privacy Officer

•	Routine security audits of all Company policies and personnel.

Intellectual Property

We protect our products under available federal trademark and copyright protections as well as through confidentiality agreements with vendors and employees. In particular, the name Medtopia is a registered trademark of the Company. The software that forms the core of Medtopia is copyrighted in the Company’s name. Moreover, total development of the product has been performed exclusively by our employees; no outside contractors have been used.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FY 2004

General

For an understanding of the significant factors that influenced our results during the past three fiscal years, you should read the following discussion in conjunction with our consolidated financial statements and related notes.

The Year Ended December 31, 2004, Compared with the Year Ended December 31, 2003

•	Total revenue increased 99% in 2004 to $645,621, from $323,897 in 2003.

•	Net gain of 81 new customers (93%) in 2004 to 168, from 87 in 2003.

•	Cost of Revenues increased 121% to $235,226

•	Operating Expenses increased 217% to $1,696,971

•	Net Loss increased 271% to $1,287,607 (.36/share)

In 2004, we implemented a strategy of competing for aggressive customer and revenue growth through our increased sales and marketing efforts. Through this strategy, we accomplished our goal of doubling our customer base and revenues. We also expanded our presence in other regional territories by establishing a new customer base in Georgia and Mississippi as well as other metropolitan areas in Louisiana.

We performed new research and development and expanded our product line to include two new products, Medtopia EMR and Medtopia DMS. We believe that these new products will help expand and diversify our reach into physicians’ offices as well as other healthcare facilities. These products are complimentary of our other existing products and fully integrate with them so that we can now offer a more comprehensive suite of products and services to customers.

In order to fund the expanded sales, marketing, and research and development efforts, we utilized the proceeds of the capital raised in our public offering that was concluded on June 30, 2004. We raised $3,035,600 through the sale of 1,264,834 shares in the public offering and continue to use these funds to support our net losses as we implement the strategies of aggressive sales and marketing and research and development that we pursued in 2004.

Results of Operations

Revenues

Total revenues increased from $323,897 in 2003 to $645,621 in 2004, a 99% increase in total revenue. This increase in total revenue is due to the continued success in the sale of the Medtopia Manager product in addition to an increase in Medtopia Expert revenue as more customers were added to that service throughout the year. The majority of the revenue from both products consisted of monthly subscription fees and month-to-month collections from the physicians’ accounts receivable.

Cost of Revenues

The Cost of Revenues for this period increased 121% from $106,393 in 2003 to $235,226 in 2004, most directly as a result of the hire of new personnel to support the growing customer base and demand for the Medtopia Expert services. The additional personnel contributed to an increase in the Cost of Revenues Direct Salaries from $36,247 in 2003 compared to $88,323 in 2004, an increase of 144%. An increase in Cost of Revenues Depreciation of 96%, from $48,607 in 2003 to $95,466 in 2004 also contributed to the overall increase. The increase in Depreciation is a result of the depreciation associated with the increase in software development costs from $47,198 in 2003 to $190,209 in 2004. Other Cost of Revenues also increased 139%, from $21,539 in 2003 to $51,437 in 2004, primarily as a result of the increased mileage expense incurred from the sales and support of new customers in new territories.

Operating Expenses

Our operating expenses increased from $535,175 in 2003 to $1,696,971 in 2004, an increase of 217%. This increase in operating expenses resulted in a greater loss from operations of $1,286,576 in 2004 in comparison to $317,671 in 2003, an increase of 305%, which was attributable to several sources, most notably from the increase in compensation expense of $1,012,411 in 2004 compared to $365,881 in 2003, an increase of 177%. The increase is the result of additional employees that were hired for administration, sales and marketing, product support, and research and development. Selling, general, and administrative expenses increased dramatically as well from $134,113 in 2003 to $648,774 in 2004, an increase of 384%. These additional expenses increased as a result of our increased emphasis on sales and marketing and public relations activities, in addition to increased legal and accounting fees.

While total revenues increased 99%, the increase in the cost of revenues coupled with the increase in operating expenses contributed to a greater net loss of $1,287,607 in 2004 in comparison to $347,268 in 2003, an increase of 271%. These losses were funded with the $3,035,600 in capital raised from our public offering that was concluded on June 30, 2004.

Liquidity and Capital Resources

On June 30, 2004, we closed our initial public offering, which raised $3,035,600 in equity financing. As a result of this financing, our cash and cash equivalents increased by 35,678% from $2,923 at the beginning of the year to $1,045,780 at December 31, 2004.

As of December 31, 2004, the company had working capital and stockholders’ equity surpluses of $1,019,394 and $1,473,143, respectively. Prior to our initial public offering, we relied upon loans from management, issuance of common stock to consultants, the sale of common stock in private placements, and limited cash flow from the sales of our products and services in order to fund our activities. In 2004, we relied on the proceeds from our initial public offering combined with the proceeds generated from the sale of our products to fund our operations. To fund operations for future activities, we will continue to use the proceeds of the public offering that was concluded in 2004 along with proceeds generated from the sales of our products and services in order to fund sales and marketing, operations, and research and development.

For complete information, see our Financial Statements as of December 31, 2004 starting on page F-1.

The Quarter Ended March 31, 2005, Compared with the Quarter Ended March 31, 2004

•	Total revenue increased 71% in the quarter ended March 31, 2005, to $205,629 from $120,444 in the quarter ended March 31, 2004.

•	Cost of Revenues increased 95% to $71,206.

•	Operating Expenses increased 71% to $522,392.

•	Net Loss increased 70% to $387,274 ($.10/share.)

During the three months ended March 31, 2005, we continued to implement our strategy of acquiring aggressive customer and revenue growth through the implementation of our sales and marketing strategies. Our operating expenses for these three months were significantly higher than the quarter for the three months ending March 31, 2004. The increase in operating expenses is the result of the initial build-out phase of expanding the Company’s operations with the funds received from the public offering in 2004. We did not begin building our infrastructure until the end of the quarter ending March 31, 2004, and therefore did not incur as many expenses as we incurred during the quarter ending March 31, 2005, when we were fully staffed. While our total revenues increased significantly during this period, the increase in operating expenses contributed most to the increase in our Net Loss.

Results of Operations

Revenues

Total revenues increased from $120,444 in the quarter ended March 31, 2004, to $205,629 in the quarter ended March 31, 2005, a 71% increase in total revenue. The increases in total revenue are the result of our continued success in the sale and implementation of our products and services, Medtopia Manager and Medtopia Expert. The Medtopia Manager revenue consists of one-time setup and training fees and monthly subscription fees, while the Medtopia Expert revenue consists of monthly percentage-based revenue that is earned from customer billing and collection activity. Total revenue for the quarter ended March 31, 2005, for Medtopia Manager was $129,092 and total revenue for the same quarter for Medtopia Expert was $76,537. Revenue from each of these products and services has been growing consistently and can be attributed to the direct result of our expanded sales and marketing efforts. We expect this trend of strong revenue growth to continue for the foreseeable future.

Cost of Revenues

The Cost of Revenues for the three-month period ended March 31, 2004, increased 95% from $36,579 in the quarter ended March 31, 2004, to $71,206 in the quarter ended March 31, 2005. This increase is mainly due to the hiring of new employees needed to handle the increased customer base for our products and services. These additional expenses contributed specifically to an increase in the Cost of Revenues Direct Salaries from $14,444 in the quarter ended March 31, 2004, compared to $33,123 in the quarter ended March 31, 2005, an increase of 129%.

The remainder of the increase is a result of an increase in depreciation expense related to our capitalized software. Depreciation expense increased from $13,410 in the quarter ended March 31, 2004, compared to $31,203 in the quarter ended March 31, 2005, an increase of 133%. The increase in depreciation expense is a result of the increased amount of capitalized costs associated with the development of our new line of products.

Operating Expenses

Our operating expenses increased significantly from $304,787 in the quarter ended March 31, 2004, to $522,392 in the quarter ended March 31, 2005, an increase of 71%. This increase in operating expenses resulted in a greater loss from operations of $387,969 in the quarter ended March 31, 2005, in comparison to $220,922 in the quarter ended March 31, 2004, an increase of 76%. The increase in operating expenses is a result of the new sales, marketing, programming, and administration personnel that were hired during and after the quarter ending March 31, 2004. These additional employees contributed to an increase in Operating Expenses Compensation from $149,547 in the quarter ended March 31, 2004, to $333,699 in the quarter ended March 31, 2005, an increase of 123%. The remainder of the increase in operating expenses is a result of increased selling, general, and administrative expense, which increased slightly from $143,698 in the quarter ended March 31, 2004, to $163,138 in the quarter ended March 31, 2005, an increase of 14%.

While total revenues increased 71%, the increase in the cost of revenues coupled with the increase in operating expenses contributed to a greater net loss of $387,274 in the quarter ended March 31, 2005, in comparison to $228,264 in the quarter ended March 31, 2004, an increase of 70%. We expect the net loss to continue in the near future. However, the net loss is also expected to decrease moderately from quarter to quarter as we have completed our initial build-out phase of hiring new administrative and programming employees. New employees in these areas and the associated administrative expenses are expected to increase only incrementally in the future as we add additional customers and potentially enter into new markets or release new products.

For complete information, see our Financial Statements as of March 31, 2005, starting on page F-16.

Capital Requirements and Liquidity

Our cash and cash equivalents decreased by 35% from $1,045,780 at the beginning of the year to $684,357 at March 31, 2005, for a total cash decrease of $361,423. The decrease in cash is a result of the cash used to fund our operating loss and capital improvements in the first three months of the year.

As of March 31, 2005, the Company had working capital and stockholders’ equity surpluses of $602,738 and $1,085,869 respectively. The $684,357 of cash on hand is being used as working capital in order to fund sales and marketing, operations, and the research and development of our products and services. In addition, portions of the proceeds have and will be used to fund capital expenditures. The cash on hand is expected to satisfy our cash and working capital requirements for the next several months. During the quarter, the Company reached an agreement with two of its officers to defer cash payment of a portion of their salaries to a future date to be determined by management. In addition, the Company has reached an agreement to compensate another officer in common shares, issuable at the end of the fiscal year. Accrued but unpaid salaries have been recorded currently in accrued expenses.

Management Restructuring

On March 23, 2005, the board of directors met and decided to shift job responsibilities between its principal officers. As a result, Mr. William Davis, President and CEO and director, became Chairman of the Board of Directors and Chief Technology Officer. Mr. Jose Canseco, Chairman of the Board of Directors and Vice-President of Policy and Planning, became Vice-President of Mergers and Acquisitions and retained his directorship. Mr. William Eglin, CFO, became President and CEO and CFO. Mr. Joseph Palazzo, Executive Vice-President of Sales

and Marketing, became Chief Operations Officer and Director of Sales. There is no employment agreement for Mr. Eglin or Mr. Palazzo. Biographical information on Messrs. Canseco, Davis, Eglin and Palazzo is contained in the section entitled “Directors, Executive Officers and Significant Employees” at page 33.

DESCRIPTION OF PROPERTY

We lease our principal operating location in the central business district of Baton Rouge, Louisiana, where we maintain our corporate offices and data center. On May 18, 2004, a Louisiana Limited Liability Company, 620 Florida, L.L.C. (the “LLC”) purchased the building where the company maintains its corporate offices (the “Property”). The LLC is owned by Thomas Frazer, William C. Ellison, William Burnell, William D. Davis, Jose S. Canseco, all board members of the company, and Michael C. Canseco, the son of Jose S. Canseco. The LLC purchased the Property subject to all leases encumbering the Property, one of which is the lease between the Company and the previous owner of the Property, Hearin Properties, a Louisiana Partnership. The Company leases 3200 square feet of space from the LLC at a monthly rental of $4,579, inclusive of utilities, ad valorem property taxes and insurance, pursuant to the assumed lease. Additionally, the Company leases from the LLC, pursuant to a month-to-month verbal lease, an additional 2,640 square feet of adjacent space for a monthly rental of $3,080 inclusive of utilities, ad valorem property taxes and insurance.

The space was built-out per our specifications. The office consists of 5,840 square feet and includes a data center with dedicated air conditioning and redundant electrical systems to accommodate the needs of our servers and computer systems. One of the leases has a five-year term and provides for accelerating monthly rentals. The second lease is month-to-month with a fixed monthly rental. Annual rent was $39,554 in 2002. Rent in 2003 was $40,466, and rent in 2004 was $69,424. The building that houses our offices also contains the main technology offices of a major telecommunications provider from which we secure our primary Internet connection.

We own and maintain all of our servers and technology tools necessary to deliver our products to our customers. These include: multiple single- and dual-processor servers, software development products and compilers, routers, firewalls, data switches, telephone system, modems, laptops, some of our workstations, printers, and some of our office furniture. A portion of our workstations are leased under two separate capital lease agreements expiring in various years through 2009. Our office copy and fax system was purchased in 2004 by entering into a promissory note at 6% that is secured by the assets and is payable in monthly principal and interest installments through June 2008.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

We are managed by our Board of Directors. As of March 31, 2005, the Board had seven members, including two outside directors. The members of the Board serve three-year staggered terms. Our executive officers serve at the discretion of the Board of Directors. The following table sets forth information regarding the names and ages of, and positions held by, each of our executive officers and the members of the Board of Directors as of March 31, 2005.

Name	Age	Date Joined Board	Position
Jose S. Canseco	46	2/25/2000	Vice-President of Mergers and Acquisitions, Director

William D. Davis	36	2/25/2000	Chairman, Board of Directors, Chief Technology Officer

William D. Eglin	31	Not a Board Member	President & Chief Executive Officer and Chief Financial Officer

William C. Ellison	44	2/25/2000	Secretary, General Counsel, Director

Kenneth E. Thorpe, Ph.D.	47	Not a Board Member	Chairman, Technical Advisory Board

Name	Age	Date Joined Board	Position
Thomas L. Frazer	59	6/4/2002	Director

William J. Burnell	53	6/4/2002	Director

Terry Jones	41	6/4/2002	Vice-President of Finance, Director

Joseph Palazzo	61	Not a Board Member	Chief Operations Officer, Director of Sales

Frank Fazio, MD	52	5/1/2004	Director

The following biographies describe the business experience of our executive officers and managers.

Jose S. Canseco, Vice President of Mergers and Acquisitions, Director

Mr. Canseco, age 46, one of the founders of the Company, is a 1981 graduate of Louisiana State University with a degree in accounting and a 1984 graduate of the Paul M. Hebert Law School at Louisiana State University. Mr. Canseco has over 18 years of experience in business and commercial practice, commercial litigation, governmental relations and in intellectual property law. Mr. Canseco is active in his community, taking a leadership role in a number of civic and business boards. Mr. Canseco is responsible for directing the Company’s business and strategic directions. From December 1997 to July 2001, Mr. Canseco was a General Partner with the Law Firm of Barton, Richardson, Canseco and Whitney, L.L.P. From January 2002 to present, Mr. Canseco has been the General Counsel of United States Environmental Services, L.L.C., responsible for all corporate legal affairs of that entity.

From February 2000 to the present Mr. Canseco has served as a director. In addition, from August 2001 to March 2003 he was CEO of MD Technologies Inc. and from March 2003 to March 2005 he was Vice-President of Policy and Planning of MD Technologies Inc. Mr. Canseco now serves as Vice-President of Mergers and Acquisitions of MD Technologies Inc. His duties have included assisting Mr. Davis and the Company with strategic planning and direction.

William D. Davis, Chief Technology Officer and Chairman of the Board of Directors

Mr. Davis, age 36, one of the founders of the Company, is a graduate of Louisiana State University in Electrical Engineering. As a pioneer in designing Internet enabled applications, he has been the driving force in bringing to market the first fully functional Internet-based healthcare application in the mid 1990’s. He has over fifteen years’ professional experience in various industry markets such as healthcare, education, and law. Mr. Davis develops strategies for execution of the company’s business plan and assists with advanced research and development of the company’s next generation products. Mr. Davis was President of LISTech, Inc., a software development company in Baton Rouge, La. from January 1993 to July 2003. He has been President of Davis Research Group, Inc., a Louisiana based company with 3 employees that provided outsourced software development to the healthcare industry from January 2002 to January 2004. From February 2000 to March 2003, Mr. Davis served as a director and was the Chief Technology Officer of MD Technologies Inc. and was responsible for overseeing the development and deployment of the Company’s products and services. From March 2003 to March 2005, Mr. Davis served as a director and President and CEO of MD Technologies Inc. Mr. Davis now serves as Chief Technology Officer and as Chairman of the Board of Directors of MD Technologies Inc.

William D. Eglin, President & Chief Executive Officer and Chief Financial Officer

Mr. Eglin, 31, is a graduate of Louisiana State University with a Bachelor of Science in Accounting. Mr. Eglin is a licensed Certified Public Accountant in the state of Louisiana and is a member of both the Louisiana Society of Certified Public Accountants and the American Institute of Certified Public Accountants. He is responsible for all facets of the company’s financial operations including accounting, internal and external financial reporting, budgeting, financial analysis, and regulatory compliance. Mr. Eglin has over ten years’ professional financial experience. Prior to joining MD Technologies in April 2004, Mr. Eglin was a part of the financial management team of PHNS, an IT outsourcing and health information management firm, from 2002 to April 2004. As part of this team, Mr. Eglin managed all financial aspects of a $15 million outsourcing contract with a not-for-profit hospital. Mr. Eglin has also served as division controller of Edgen Corporation, a national distributor of products and services to the energy industry, from 1998 to 2002. His experience also includes Big Four public accounting experience with KPMG, from 1994 to 1998, where he performed services for clients in various industries ranging from manufacturing and distribution to healthcare. Mr. Eglin is also involved in community service as he serves as Treasurer of Forum 35, a non-profit group of young leaders committed to improving his community. From April 2004 to present, Mr. Eglin has served as Chief Financial Officer of MD Technologies Inc. Mr. Eglin now serves as President and CEO and as CFO of MD Technologies Inc.

Joseph Palazzo, Chief Operations Officer, Director of Sales

Mr. Palazzo, age 62, joined the Company in July of 2001. Mr. Palazzo has a unique blend of knowledge and experience that complement the team. After receiving a degree in physics and math from Loyola University in New Orleans, Mr. Palazzo began his professional career as a programmer for UNISYS Corporation in 1967 and then moved into sales. Beginning with Medical Industry experience while at UNISYS from 1967 to September 1984, Mr. Palazzo has over 17 years of experience in the sales and support of physician practice management products. In 1990, Mr. Palazzo started and owned one of the largest distributorships of Medical Manager, one of the leading products in the medical management software industry. Mr. Palazzo sold his distributorship to Medical Manager Corporation and came out of semi-retirement to join the team. Prior to starting his Medical Manager distributorship in 1990, Mr. Palazzo started and served as the CEO and President of Qualified Technology Inc., a computer hardware and networking company in Baton Rouge, La., where he sold hardware, software, and networking services to the medical community from 1986 to 1991. Mr. Palazzo sold his distributorship to Medical Manager Corporation in 1998 and continued to work for that company until November 1999. He then worked as an independent small business consultant until joining MD Technologies in July 2001 as the Executive Vice President of Sales and Marketing. From March 2005 to present, Mr. Palazzo has served as Chief Operations Officer and Director of Sales of MD Technologies. His unique blend of knowledge and talents in software design and writing, hardware and network installation and support and service, and healthcare practice management sales and support, makes him well suited to help the Company evolve from a research and development mode to a sales and customer support mode.

Kenneth E. Thorpe, Ph.D., Chairman, Technical Advisory Board

Dr. Thorpe, age 47, is currently the Robert W. Woodruff Professor and Chair of the Department of Health Policy & Management, in the Rollins School of Public Health of Emory University, Atlanta, Georgia, and has served in such capacity since September 1999. Previously, from September 1995 to August 1999, he was a Vanselow Professor of Health Systems Management at Tulane University School of Public Health and Tropical Medicine. From 1995 to 1999, he was a Director of the Institute for Health Services Research, Tulane University School of Public Health and Tropical Medicine. Dr. Thorpe received his Ph.D. from the Rand Graduate School, his M.A. from Duke University and his B.A. from the University of Michigan. He was previously Professor of Health Policy and Administration at the University of North Carolina at Chapel Hill from 1994 to 1995, Associate Professor and Director of the Program on Health Care Financing and Insurance at the Harvard University School of Public Health from 1988 to 1990, and Assistant Professor of Public Policy and Public Health at Columbia University from 1983 to 1986. Dr. Thorpe has also held visiting faculty positions at Pepperdine University (1981 to 1984) and Duke University (1991).

From 1993 to 1995, Dr. Thorpe was Deputy Assistant Secretary for Health Policy in the U.S. Department of Health and Human Services. In this capacity, he coordinated all financial estimates and program impacts of President Clinton’s health care reform proposals for the White House. He also directed the administration’s estimation efforts in dealing with congressional health care reform proposals during the 103rd and 104th Congress. As an academic, he has testified before several committees in the U.S. Senate and House on health care reform and insurance issues. In 1991, Dr. Thorpe was awarded the Young Investigator Award presented to the most promising health services researcher in the country under age 40 by the Association for Health Services Research. He also received the Hettleman Award for scholarly research at the University of North Carolina and was awarded an “Up and Comers” award by Modern Healthcare. Dr. Thorpe has authored or co-authored over 60 articles, book chapters and books and is a frequent speaker on issues of health care financing, insurance, and health care reform at health care conferences and in the media. He also serves as a reviewer on several health care journals.

Dr. Thorpe is responsible for assisting in the development of the company’s vision. Dr. Thorpe seeks business opportunities and strategic alliances with other organizations and is responsible for planning, developing and establishing policies of the Company. Dr. Thorpe was appointed as the Chairman of the Policy and Planning Board in February, 2000. He resigned that position and became Chairman of the Technical Advisory Board in June, 2002.

William C. Ellison, Secretary and General Counsel, Director

Mr. Ellison, age 44, is a 1986 graduate of the University of Mississippi School of Law, where he served as a member of the Moot Court Board from 1984-1986. Mr. Ellison has sixteen (16) years of legal experience in the areas of products liability, intellectual property, commercial litigation, insurance law and general tort litigation. He is also a contributing editor to the Products Liability Desk Reference, A Fifty State Compendium since 1993 and the Tort Litigation Desk Reference, A Fifty State Compendium since 1999. From January 1995 to present, Mr. Ellison has been a General Partner with the Law Firm of Bordelon, Hamlin and Theriot, in New Orleans, La., specializing in products liability and general practice of law. From February 2000 to present, Mr. Ellison has served as a director and Secretary and General Counsel of MD Technologies Inc.

Thomas L. Frazer, Director

Mr. Frazer, age 59, holds bachelor’s (1967) and master’s (1969) degrees in accounting from Louisiana State University. He is a partner in Frazer & Persac, A Professional Accounting Corporation, a CPA practice specializing in tax and financial services since 1980. He is a Certified Financial Planner and a member of AICPA and Louisiana Society of CPA’s. From September 2000 to present, Mr. Frazer served as a Director of TilTech Aquaculture, LLC, an aquaculture firm, and is a former Director of numerous other companies, including Fifth Generations Systems, Inc. (January 1987 to October 1993), a software firm with $50,000,000+ in sales annually, where he was Chairman and the largest individual shareholder. He also served as a Vice-President and Director of Helix BioMedix, Inc., a public biopharmaceutical company focusing on the discovery, synthesis and commercialization of novel, bioactive lytic peptides proprietarily termed Cytoporins, from October 1994 until September 1999, and served as Vice-President and Treasurer, Chief Financial Officer and Director from October 1999 until June 2001. Mr. Frazer is active in numerous civic organizations. He is currently President of the City Club Foundation (January 2003 to present), Treasurer and Chair of the Audit Committee of Pennington Biomedical Research Foundation (January 2003 to present), Chairman of the Board of St. James Place, a continuing care retirement community (July 2003 to present), and a Member of the Investment Committee, Baton Rouge Area Foundation (January 2002 to present). Mr. Frazer is also active in other business endeavors such as real estate and the organization of several local companies. He has served as a director since June 2002.

William J. Burnell, Director

Mr. Burnell, age 53, has worked primarily in financial services, small business lending, the banking industry, technology and economic development. He is currently President and Executive Director of Business Resource Capital Specialty Business and Industrial Development Corp. (BRC), and has served in such capacity since March 1999. From March 2000 to present, Mr. Burnell has served as the Executive Director and President of the New Orleans Regional Loan Corp., a non-profit corporation formed in 1978 to assist local governments in promoting business expansion and development in southeastern Louisiana. Mr. Burnell is responsible for the management as well as the budget and financial decisions and direction for both companies. He also deals with local, state and federal business economic programs in providing financing programs and technical assistance to small and emerging businesses in southeastern Louisiana. From October 1988 to November 1999, Mr. Burnell was employed with Oracle Corporation as a practice manager in the financial services sector, where he provided information technology consulting to financial institutions in the Southeast. He was employed from September 1976 to June 1998 with First Commerce Corporation, a $10 billion bank holding company located in New Orleans, Louisiana, as a Senior Vice-President and Team Leader for the Credit Review and Audit Division, where he had overall responsibility for maintaining and reporting on the company’s assets. Mr. Burnell has served as a director since June 2002.

Terry Jones, Vice-President of Finance, Director

Mr. Jones, age 41, graduated from Louisiana State University with a Bachelor of Science in Finance. From November 2000 to present, he has been President of SBL Capital Corporation, a Louisiana Certified Capital Company (“CAPCO”). SBL has investments in various industries, including wireless technology and software technology. From January 1998 to present, Mr. Jones has been President of Dean Capital, L.L.C., which provides financial consulting services to businesses. Prior to Dean Capital, Mr. Jones was a Regional Vice-President with the Business Loan Center (“BLC”), a New York based publicly traded non-bank lender (January 1998 to December 1998). He joined BLC after leaving Source Capital where he served as a Vice-President and Director of Underwriting and managed venture capital deals and conducted corporate finance work including debt/equity placements (January 1995 to December 1997). Mr. Jones has been recognized for his professional and civic achievements and was a founder of the Iberville Business Incubator. He is also a Board Member and investor for several companies other than MD Technologies Inc., including SBL Capital Corporation (October 2000 to present), Dean Capital, L.L.C. (January 1998 to present), Medi-Clean, LLC (December 2001 to Present), and Affiliated Pasta Restaurant Group (May 2002 to present). Mr. Jones has been a director since June 2002 and Vice-President of Finance from September 2003 to present.

Frank Fazio, MD, FACS, Director

Dr. Fazio, age 52, has been in the private practice of ear, nose, and throat medicine and surgery in Baton Rouge, Louisiana since 1981 and plans to practice medicine for several more years. Dr. Fazio graduated from L.S.U. Medical School in 1976 and he completed General Surgery, research and E.N.T training at Charity Hospital and the Kresgie Hearing Lab of the South, both located in New Orleans. Always interested in innovative ideas to promote better patient care, he became active during the startup of Medtopia in an effort to offer a reliable, reasonably priced and adaptive way to handle practice information and financial data.

REMUNERATION OF DIRECTORS AND OFFICERS

The Company has entered into five-year employment agreements with William D. Davis and Jose S. Canseco. The annual salary set forth in these contracts is $102,000 and $97,000, respectively. We also entered into an employment agreement with Terry Jones on September 24, 2003 to hire Mr. Jones as Vice-President of Finance. Mr. Jones’ contract is not subject to a term and his annual salary is $95,000. Each of these employment agreements sets forth the base salary for the first year only, and provides that the annual base salary shall be reviewed before January 1 of each year by the Board of Directors to determine if such salary should be increased for the following year. Each of these agreements further provides that the salary shall be increased yearly by at least the amount of the increase in the Consumer Price Index for All Urban Consumers for the past year. The following table sets forth certain information regarding compensation for fiscal year 2004.

Summary Compensation Table

Officer	Position	Cash	Options(5)
Jose S. Canseco (1)	Vice-President of Mergers and Acquisitions, Director	$54,000

William D. Davis (2)	Chairman, Board of Directors, Chief Technology Officer	$102,300

William D. Eglin (3)	President & Chief Executive Officer and Chief Financial Officer	$47,492	50,000

William C. Ellison	Secretary, General Counsel, Director	0

Thomas L. Frazer	Director	0

William J. Burnell	Director	0

Frank Fazio, MD	Director	0

Terry Jones	Vice-President of Finance, Director	$95,000

Joseph Palazzo(4)	Chief Operations Officer, Director of Sales	$131,821

Kenneth E. Thorpe, Ph.D.	Chairman, Technical Advisory Board	0

(1)	Mr. Canseco’s contracted annual salary is $97,000. Mr. Canseco did not begin working full-time with the company until October 1, 2004. Mr. Canseco served as Chairman of the Board of Directors and as Vice-President of Policy and Planning during fiscal year 2004.

(2)	Mr. Davis’ cash compensation also includes a $300 car allowance. Mr. Davis served as President and Chief Executive Officer and as a Director during fiscal year 2004.

(3)	Mr. Eglin’s annual salary is $65,000. Mr. Eglin did not begin working full time with the company until April 21, 2004. Mr. Eglin served as Chief Financial Officer during fiscal year 2004.

(4)	Mr. Palazzo was paid $35,000 in 2004 that was accrued in 2003. Mr. Palazzo served as Executive Vice-President of Sales and Marketing during fiscal year 2004.

(5)	The Board of Directors granted the options listed as compensation to Mr. Eglin on August 11, 2004. The strike price of each option is $2.40. Half of the options (25,000) expire on April 12, 2010, and the remaining half (25,000) expire on April 12, 2011.

Nonqualified Stock Option Plan

On August 6, 2003, the Board of Directors adopted the MD Technologies Inc. Nonqualified Stock Option Plan. The plan is intended to provide incentives to keep key employees, directors and consultants, and others expected to provide significant services to us. The goals of the plan are:

•	To encourage proprietary interest in MD Technologies;

•	To encourage key employees to remain in our employ;

•	To attract new employees with outstanding qualifications; and

•	To provide additional incentive to consultants, vendors, and others to increase their efforts in providing significant services to MD Technologies.

The plan is administered by the Board of Directors or can be administered by a committee appointed by the Board, which committee shall consist of not less than two directors. The Board of Directors, or the committee if there is one, at its discretion, can select the eligible employees and consultants to be granted awards and determine the number of shares to be applicable to such award. The shares subject to awards granted under the plan are shares of common stock that are authorized but unissued. The aggregate number of shares, which may be issued as awards or upon exercise of awards under the plan, is 1,000,000 shares (250,000 shares after giving effect to the reverse stock split). There were 50,000 options issued under the plan in 2004. 30,000 options were issued under the plan in 2005. The shares that may be issued pursuant to the exercise of an option awarded by the plan will not be registered under the Securities Act of 1933 (the “Act”).

Indemnification of Directors and Officers

The Certificate of Incorporation of the Company provides for indemnification of the Company’s Directors and Officers to the fullest extent permitted by applicable law, which may include liabilities under the 1933 Act. The General Corporation Law of Delaware empowers a corporation to indemnify its officers and directors for judgments, settlements, penalties, fines, or expenses incurred by such officer or director because he or she was acting in that capacity.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL HOLDERS

The following table sets forth, as of December 31, 2004, certain information with respect to the beneficial ownership of shares of common stock of MD Technologies by each person known to beneficially own five percent or more of the outstanding equity and each of the officers and directors.

Name	Number of Shares	Percent of Total Equity
William D. Eglin(1)	50,000	1.2%
William D. Davis(2)	882,466	21.3%
Ricardo Marcos, Jr. (3)	479,999	11.6%
Jose S. Canseco(4)	511,249	12.4%
William C. Ellison(5)	139,374	3.4%
Thomas L. Frazer (6)	60,411	1.5%
Frank Fazio, M.D. (7)	41,000	1.0%
Kenneth Thorpe, Ph.D.	131,250	3.2%
William J. Burnell(8)	79,161	1.9%
Terry Jones(9)	29,161	0.7%
Joseph Palazzo	37,498	0.9%
All officers and directors as a group(1) (2) (4) (5) (6) (7) (8) (9)	1,961,570	47.4%

(1)	Includes 50,000 shares that may be acquired through the exercise of options to purchase our shares at an exercise price of $2.40.

(2)	Includes 251,644 shares owned by Mr. Davis’s wife, Dawn Haase-Davis and 14,374 shares that may be acquired through the exercise of options to purchase our shares at an exercise price of $2.40.

(3)	Includes 14,374 shares that may be acquired through the exercise of options to purchase our shares at an exercise price of $2.40.

(4)	Includes 14,374 shares that may be acquired through the exercise of options to purchase our shares at an exercise price of $2.40, and 12,500 shares held in the name of the Emily McQuown Ellison Trust, and 12,500 shares held in the name of the Ara Alexandra Ellison Trust, of which two trusts Mr. Canseco serves as trustee.

(5)	Includes 14,374 shares that may be acquired through the exercise of options to purchase our shares at an exercise price of $2.40, and 50,000 shares that may be acquired through the exercise of options to purchase our shares at an exercise price of $2.00.

(6)	Includes 50,000 shares held in the name of Frazer Technology, LLC, which is wholly owned by Tommy Frazer, 4,161 shares that may be acquired through the exercise of options to purchase our shares at an exercise price of $2.40, and 6,250 shares that may be acquired through the exercise of warrants to purchase our shares at an exercise price of $2.40.

(7)	Includes 16,000 shares held in the name of Clinic of ENT Head and Neck Pension for the benefit of Frank Fazio.

(8)	Includes 75,000 shares held in the name of BRC Specialty BIDCO, Inc., which is controlled by Mr. Burnell, and 4,161 shares that may be acquired through the exercise of options to purchase our shares at an exercise price of $2.40.

(9)	Includes 4,161 shares that may be acquired through the exercise of options to purchase our shares at a strike price of $2.40 held by Mr. Jones and 7,500 shares that may be acquired through the exercise of warrants to purchase our shares at a strike price of $2.00 held by SBL Capital, Inc., which is wholly owned by Mr. Jones, and 17,500 shares that may be acquired through the exercise of options to purchase our shares at a strike price of $2.00 held by Dean Capital, Inc., which is wholly owned by Mr. Jones.

Options, Warrants and Rights

The following table sets forth, as of December 31, 2004, certain information with respect to the beneficial ownership of options for shares of common stock of MD Technologies by each person known to beneficially own five percent or more of the outstanding equity and each of the officers and directors.

Name of Holder	Title of Securities	No. of Options	Exercise Price		Expiration Date
William D. Eglin	Option to Purchase Common Stock	25,000 25,000	$ $	2.40 2.40	4/12/2010 4/12/2011
Jose S. Canseco	Option to Purchase Common Stock	14,374		$2.40	4/23/2008
William D. Davis	Option to Purchase Common Stock	14,374		$2.40	4/23/2008
William C. Ellison	Option to Purchase Common Stock	14,374 50,000	$ $	2.40 2.00	4/23/2008 Indefinite

Name of Holder	Title of Securities	No. of Options	Exercise Price		Expiration Date
Thomas L. Frazer	Option to Purchase Common Stock Warrant to Purchase Common Stock	4,161 6,250	$ $	2.40 2.40	4/23/2008 8/8/2008
William J. Burnell	Option to Purchase Common Stock	4,161		$2.40	4/23/2008
Terry Jones	Option to Purchase Common Stock	4,161		$2.40	4/23/2008
Dean Capital, L.L.C.(1)	Option to Purchase Common Stock	17,500		$2.00	12/12/2005
SBL Capital Group, Inc.(1)	Warrant to Purchase Common Stock	7,500		$2.00	Indefinite

(1)	Wholly owned by Terry Jones

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On May 18, 2004, a Louisiana Limited Liability Company, 620 Florida, L.L.C. (the “LLC”) purchased the building where the company maintains its corporate offices (the “Property”). The LLC is owned by Thomas Frazer, William C. Ellison, William Burnell, William D. Davis, Jose S. Canseco, all board members of the company, and Michael C. Canseco, the son of Jose S. Canseco. The LLC purchased the Property subject to all leases encumbering the Property, one of which is the lease between the Company and the previous owner of the Property, Hearin Properties, a Louisiana Partnership. The Company leases 3,200 square feet of space from the LLC at a monthly rental of $4,579, inclusive of utilities, ad valorem property taxes and insurance, pursuant to the assumed lease. Additionally, the Company leases from the LLC, pursuant to a month-to-month verbal lease, an additional 2,640 square feet of adjacent space for a monthly rental of $3,080, inclusive of utilities, ad valorem property taxes and insurance.

SECURITIES BEING OFFERED

The Debentures being offered are unsecured obligations of the Company. They are convertible to our common stock. This stock is also being registered pursuant to this offering. You may convert the Debenture into stock at a price of one share for every $2.25 of principal amount of Debentures that you own. The Debentures pay interest semi-annually at seven and one-half (7½%) percent. The minimum Debenture that you can purchase is $10,000. Interest will be paid semi-annually by the registrar and paying agent, Hancock Bank of Louisiana. There is no indenture trustee or indenture protecting this offering. Should we become insolvent or go into bankruptcy, individual Debenture holders would be responsible for collection efforts.

Description of Debentures

In General

The following description is a summary of the material provisions of the Debentures. It does not restate the text of the form of Debenture in its entirety. We urge you to read the form of Debenture because it, and not this description, defines your rights as holders of the Debentures.

The Debentures are unsecured general obligations of MD Technologies ranking equal in right of payment to any existing or future unsecured and unsubordinated indebtedness of MD Technologies and convertible into MD Technologies’ common stock as described under “Description of Debentures – Conversion.” The Debentures are not being issued under a trust indenture and, therefore, there is no trustee to protect the rights of the Debenture holders.

Principal, Maturity and Interest

MD Technologies is offering an aggregate principal amount of $5 million of its 7.5% Convertible Debentures. The Debentures mature on June 30, 2015. Interest on the Debentures accrues at a rate of 7.5% per annum from the date of original issuance and will be paid in arrears semi-annually, commencing on the date one calendar year from the date of issuance. MD Technologies will make each interest payment to the holders of record of the Debentures on the first day of the month immediately preceding the month in which the payment date falls. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

The Debentures are payable both as to principal and interest on presentation of the Debentures at the office of MD Technologies or, at MD Technologies’ option, payment of interest may be made by check mailed to the holders of the Debentures at their respective addresses set forth in the register of holders of Debentures. The Debentures will be issued in denominations of $10,000 and integral multiples of $10,000.

Conversion

General. The holder of any Debentures has the right, exercisable at any time beginning one year after the date of original issuance of the Debentures and prior to its maturity or redemption, to convert the principal amount of the Debentures (or any portion of such Debentures that is an integral multiple of $10,000) into shares of MD Technologies’ common stock at the conversion price ratio of 4,444 shares of common stock for each $10,000 principal amount of Debenture (equivalent to an initial conversion price of $2.25 per share of common stock), subject to adjustment as described below. The initial conversion price of $2.25 and any future adjusted price is referred to as the “conversion price.” The foregoing notwithstanding, if a Debenture is called for redemption, the conversion right will terminate at the close of business on the business day immediately preceding the date fixed for redemption.

A holder of a Debenture wishing to exercise its conversion right must deliver an irrevocable conversion notice together with the Debenture to MD Technologies. Holders may obtain copies of the required form of the conversion notice from MD Technologies. Each conversion will be deemed to have been effected as of the close of business on the day on which the related conversion notice and Debenture was received by MD Technologies.

If any Debentures are converted during the period after any record date but before the next interest payment date, interest on such Debentures will be paid on the next interest payment date, notwithstanding such conversion, to the holder of record on the record date of those Debentures. If any Debentures are converted after an interest payment date but on or before the next record date, no interest will be paid on those Debentures. No fractional shares will be issued upon conversion, but a cash adjustment will be made for any fractional shares.

Conversion Ratio Adjustments - General.

The conversion ratio is subject to adjustment if MD Technologies takes certain actions after the date of issuance of the Debentures offered in this prospectus, including:

•	Issue shares of common stock as a dividend or a distribution with respect to common stock;

•	Effect subdivisions, combinations and reclassification of common stock;

•	Issue rights or warrants to all holders of common stock entitling them (for a period not exceeding 45 days) to subscribe for or purchase shares of common stock at less than the then current market price (as defined below) of the common stock;

•	Distribute evidences of indebtedness, capital stock, cash or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above, and dividends and distributions paid exclusively in cash) to all holders of common stock;

•	Pay any dividends (and other distributions) on common stock; and

•	Make a tender or exchange offer (other than an odd-lot offer) for MD Technologies common stock and pay a price in excess of 110% of the then current market price of MD Technologies common stock on the business day next succeeding the last date tenders or exchanges may be made pursuant to such tender or exchange offer.

“Current market price” means the last sales price of MD Technologies common stock in an arms-length trade known to MD Technologies’ management.

MD Technologies may, at its option, make such reasonable increases in the conversion ratio, in addition to those set forth above, as it reasonably deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

The conversion ratio will be rounded to two decimal places. No adjustment in the conversion ratio will be required unless adjustment would require a change of at least one percent (1%) in the conversion ratio then in effect; provided, however, that any adjustment that would not be required to be made will be carried forward and taken into account in any subsequent adjustment. If any action would require adjustment of the conversion ratio pursuant to more than one of the provisions described above, only one adjustment will be made with respect to that action and such adjustment will be the amount of adjustment that has the highest absolute value to the holder of the Debentures.

Conversion Ratio Adjustments - Merger, Consolidation or Sale of Assets of Company.

If MD Technologies becomes a party to any transaction, such as the transactions described below:

•	A recapitalization or reclassification of the common stock;

•	Consolidation or merger of MD Technologies with any other person;

•	Any sale, transfer or lease of all or substantially all of the assets of MD Technologies; or

•	Any compulsory share exchange where the common stock becomes instead the right to receive other securities, cash or other property (each of the foregoing being referred to as a “business consolidation transaction”);

then the holders of Debentures outstanding at that time will no longer have the right to convert Debentures into MD Technologies common stock, but rather will have the right to convert their Debentures into the kind of securities, cash or other property that the common shareholders would receive if the business consolidation transaction is completed. Each Debenture would become convertible into the same amount of the securities, cash or other property that would be received by a holder of the number of shares of common stock that each Debenture holder would receive if the Debenture were converted just before the business consolidation transaction. This change could substantially reduce or eliminate the value of the Debentures’ conversion privilege in the future. For example, if MD Technologies were acquired in a cash merger, each Debenture would no longer be convertible into common stock, but instead would become convertible solely into cash. Receiving cash instead of shares means that Debenture holders, if they convert their Debentures, would no longer receive securities, the value of which would vary depending on the future prospects of MD Technologies and other factors.

Ranking

The Debentures will not be secured by the assets of MD Technologies or any of its subsidiaries and will not have the benefit of a sinking fund for the retirement of principal or the payment of interest. The Debentures will be equal in right of payment to any existing or future unsecured and unsubordinated indebtedness of MD Technologies and senior in right of payment to any subordinated unsecured indebtedness of MD Technologies. Future unsecured indebtedness of MD Technologies will be subordinated only if the appropriate instruments defining such indebtedness provide that such indebtedness is subordinate to the Debentures. The rights of MD Technologies to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise (and thus the ability of holders of the Debentures to benefit indirectly from such distribution) are subject to the prior claims of creditors of that subsidiary.

Optional Redemption

We may redeem the Debentures at any time, in whole in part, on at least 30 days’ notice but no more than 60 days’ notice, together with any accrued and unpaid interest to, but excluding the redemption date, at par, without the payment of any premium amounts under the following circumstances:

•	At any time after a date three years from the date of issuance of the Debentures; or

•	At any time prior to the date three years from the date of issuance of the Debentures, if the average sales price of MD Technologies’ common stock, in arms-length trades, equals or exceeds 140% of the then effective conversion price for at least 30 consecutive business days, provided at least 10 bona fide trades have occurred within the 30-business-day period.

If we redeem less than all of the outstanding Debentures, the board of directors will select the Debentures to be redeemed in multiples of $10,000 by lot, pro rata or any other method the board of directors considers fair and appropriate, in its sole discretion. If a portion of your Debentures is selected for partial redemption and you convert a portion of the Debentures, the portion selected for redemption will be converted unless you direct otherwise. We may not give notice of any redemption if we have defaulted in payment of interest and the default is continuing.

Rights of Acceleration and Events of Default

If any event of default occurs and is continuing, the full principal amount of the Debentures, together with interest and other amounts owing in respect thereof, to the date of acceleration shall become, at the holder’s election, and by written notice to MD Technologies, immediately due and payable in cash.

The Debenture provides that each of the following constitutes an “event of default”:

•	Any default in the payment of the principal of or interest on, or in respect of, any Debentures as and when the same shall become due and payable (whether on a conversion date or the maturity date or by acceleration or otherwise) if such default is not cured by MD Technologies within ten days after the due date thereof;

•	MD Technologies or any of its subsidiaries shall commence, or there shall be commenced against MD Technologies or any such subsidiary, a case under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or there is commenced against MD Technologies or any subsidiary thereof any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of 90 days; or MD Technologies or any subsidiary thereof is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or MD Technologies or any subsidiary thereof suffers any appointment of any custodian or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of 90 days; or MD Technologies or any subsidiary thereof makes a general assignment for the benefit of creditors; or MD Technologies shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or MD Technologies or any subsidiary thereof shall call a meeting of its creditors with a view to arranging an adjustment or restructuring of its debts; or MD Technologies or any subsidiary thereof shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by MD Technologies or any subsidiary thereof for the purpose of effecting any of the foregoing;

•	MD Technologies shall default in any of its obligations under any other debenture or any mortgage, credit agreement or other facility, indenture agreement, leasing or factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced any indebtedness for borrowed money or money due in an amount exceeding $1,000,000, whether such indebtedness now exists or shall hereafter be created, and such default results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable; or

•	MD Technologies shall fail for any reason to deliver certificates to a holder prior to the fifth business day after a conversion date or MD Technologies shall provide notice to the holder, including by way of public announcement, at any time, of its intention not to comply with requests for conversions of any Debentures in accordance with the terms thereof.

Restrictions on Payments

MD Technologies is restricted from making certain payments (as described below) if an event of default has occurred and is continuing.

If an event of default has occurred and is continuing, MD Technologies will not:

•	Declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock (other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of its capital stock into another class of capital stock) or allow any of its subsidiaries to do the same with respect to their capital stock (other than payment of dividends or distributions to MD Technologies);

•	Make or allow any of its subsidiaries to make any payment of principal, interest or premium on, or repay or repurchase or redeem any of its debt securities that rank equally with or junior to, the Debentures;

•	Make or allow any of its subsidiaries to make any guarantee payments with respect to any guarantee by MD Technologies of the debt securities of any of its subsidiaries if the guarantee ranks equally with or junior to the Debentures; or

•	Redeem, purchase or acquire less than all of the Debentures.

No Personal Liability of Directors, Officers, Employees and Shareholders for Repayment

None of our directors, officers, employees, incorporators or shareholders, as such, has any liability for the repayment of any principal or interest due under the Debentures. Each holder of the Debentures, by accepting a Debenture, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Debentures.

Global Debentures: Book-Entry Form

The Debentures are evidenced by global Debentures deposited with the Hancock Bank as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee.

Record ownership of the global Debentures may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in the global Debentures directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Holders may also beneficially own interests in the global Debentures held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

So long as Cede & Co., as nominee of DTC, is the registered owner of the global Debentures, Cede & Co. for all purposes will be considered the sole holder of the global Debentures. Except as provided below, owners of beneficial interests in the global Debentures:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	will not be considered holders of the global Debentures.

The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

We will wire, through the facilities of Hancock Bank, payments of principal, premium, if any, and interest payments on the global Debentures to Cede & Co., the nominee of DTC, as the registered owner of the global Debentures. None of MD Technologies and any paying agent will have any responsibility or be liable for paying amounts due on the global Debentures to owners of beneficial interests in the global Debentures.

It is DTC’s current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global Debentures, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the Debentures represented by the global Debentures, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in Debentures represented by the global Debentures held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If you would like to convert your Debentures into common stock pursuant to the terms of the Debentures, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the Debentures represented by global Debentures to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

Neither MD Technologies nor the registrar and paying agent will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of Debentures, including, without limitation, the presentation of Debentures for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global Debentures are credited and only for the principal amount at maturity of the Debentures for which directions have been given.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the Debentures. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global Debentures among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause Debentures to be issued in definitive form in exchange for the global Debentures. None of MD Technologies, any paying agent or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global Debentures.

According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Governing Law

The Debentures will be governed exclusively by and construed in accordance with the laws of the State of Louisiana without giving effect to applicable principles of conflicts of laws to the extent that the application of the law of another jurisdiction would be required thereby.

We will submit to the jurisdiction of the United States Federal and Louisiana state courts for purposes of all legal actions and proceedings instituted in connection with the Debentures.

Common Stock

We are registering 2,222,222 shares of our common stock, par value $0.0004 in this registration statement. These shares will be issued upon conversion of the Debentures. Our common stock trades on the NASDAQ OTC Bulletin Board market under the symbol “MDTO.OB.”

Features of Our Common Stock

We have authorized 30 million shares of common stock, par value $0.0004 (the “Common Stock”). Of the authorized Common Stock, 3,949,311 shares are issued and outstanding as of March 31, 2005.

The shares of Common Stock do not have any special voting rights, preemptive rights or preferences to dividends or upon liquidation. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders. With respect to the election of Directors, the holders of Common Stock are entitled to elect the company directors. The holders of Common Stock are entitled to share ratably in any assets remaining after the satisfaction of all prior claims. Neither our Certificate of Incorporation nor any shareholders’ agreement gives the holders of Common Stock any subscription or conversion rights, and there are no redemption rights with respect to the Common Stock. The Shares offered will not be restricted and can be freely traded.

Our Certificate of Incorporation requires an affirmative vote of a majority of the outstanding Shares of Common Stock, if any, to do the following:

(1) Create a class or series of stock having rights, preferences, or privileges prior to, or on parity with, the Common Stock; or

(2) Make any amendment to the Certificate of Incorporation of the Company that would adversely affect the rights of the holders of Common Stock.

Shareholders are entitled to participate in annual meetings, which generally are held on the fourth Thursday in the month of March each year and vote for the members of the Board of Directors.

We do not intend to pay dividends for the immediate future.

Our transfer agent is Corporate Stock Transfer, Inc., a Colorado corporation, Denver, Colorado.

Market for Common Stock

Our common stock trades on the NASDAQ OTC Bulletin Board market under the symbol “MDTO.OB.” The stock was first listed on OTC Bulletin Board on July 21, 2004. As of March 31, 2005, there were approximately 53 holders of record of our common stock and we believe that there are approximately 150 beneficial holders. We have not paid any dividends on our Common Stock and we expect to retain any future earnings for use in our business development.

The following table provides the high and low prices of our Common Stock during 2004 and first quarter 2005 as quoted by NASDAQ. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Quarter	High Price	Low Price
3Q 2004	$3.00	$2.35
4Q 2004	$3.00	$0.65
1Q 2005	$3.50	$2.65

LEGAL MATTERS

The validity of the Debentures and the Shares and certain other legal matters in connection with this Offering are being passed upon for MD Technologies by Liskow & Lewis, a Professional Law Corporation, New Orleans, Louisiana.

EXPERTS

The financial statements as of December 31, 2003, and December 31, 2004, for MD Technologies incorporated in this registration statement have been audited by Comiskey & Company.

INDEX TO EXHIBITS

Exhibit Number	Description

3.1	Certificate of Incorporation of MD Technologies Inc. *

3.2	Bylaws of MD Technologies Inc. *

4.1	Form of stock certificate of MD Technologies Inc. *

4.2	Form of Debenture of MD Technologies Inc. ***

4.3	Debenture Order Form ***

5.1	Opinion of Liskow & Lewis re legality ***

10.1	Employment Agreement of William D. Davis*

10.2	Employment Agreement of Jose S. Canseco*

10.3	Nonqualified Stock Option Plan*

10.4	Note Purchase Agreement with SBL Capital Corporation*

10.5	Employment Agreement of Terry Jones*

10.6	Lease Agreement with Hearin Properties*

10.7	Paying Agent and Registrar Agreement with Hancock Bank of Louisiana ***

10.8	Envoy Provider Agreement**

23.1	Consent of Comiskey & Company ***

*	Previously filed in connection with the Form 10-SB filed on December 12, 2003

**	Previously filed in connection with the Form 10-KSB filed on March 30, 2005

***	Previously filed in connection with the Form SB-1 filed on May 25, 2005

MD TECHNOLOGIES INC. FINANCIAL STATEMENTS

The accompanying notes are an integral part of the financial statements.

FINANCIAL STATEMENTS

MD Technologies Inc. Financial Statements December 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

MD Technologies Inc.

We have audited the accompanying balance sheet of MD Technologies Inc. as of December 31, 2004, and the related statements of operations, stockholders’ equity, and cash flows for each of the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MD Technologies Inc. as of December 31, 2004, and the results of its operations, changes in stockholders’ equity and cash flows for each of the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Denver, Colorado

February 20, 2005

/s/ COMISKEY & COMPANY

PROFESSIONAL CORPORATION

The accompanying notes are an integral part of the financial statements.

MD Technologies Inc.

BALANCE SHEET

December 31, 2004

ASSETS
Current Assets
Cash and cash equivalents	$1,045,780
Accounts receivable	34,662
Deferred offering costs	—
Prepaid expenses	22,196

Total current assets	1,102,638

Property and Equipment
Computer equipment and software	201,388
Assets under capital lease	44,109
Furniture and fixtures	25,820

271,317
Less: Accumulated depreciation	54,602

216,715
Capitalized software costs held for sale, net	284,711

Total assets	$1,604,064

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$27,286
Accrued expenses and interest	25,627
Current portion of note payable	6,425
Current portion of obligation under capital lease	9,351
Deferred revenue	14,555

Total current liabilities	83,244

Long Term Liabilities
Note payable, net of current portion	17,791
Obligation under capital lease, net of current portion	29,886

Stockholders’ Equity
Preferred stock, no par value; 20,000 shares authorized no shares issued or outstanding	—
Common stock, $0.0004 par value; 30,000,000 shares authorized 4,905,561 shares issued and 3,949,311 shares outstanding	1,962
Additional paid-in capital	4,338,957
Treasury stock	(383)
Stock subscription receivable	—
Accumulated deficit	(2,867,393)

Total stockholders’ equity	1,473,143

Total liabilities and stockholders’ equity	$1,604,064

The accompanying notes are an integral part of the financial statements.

MD Technologies Inc.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2004 and 2003

	2004	2003
REVENUES
Sales and service revenue	$645,621	$323,897

Total revenues	645,621	323,897

COST OF REVENUES
Salaries direct	88,323	36,247
Depreciation	95,466	48,607
Other cost of revenue	51,437	21,539

Total cost of revenues	235,226	106,393

Gross profit	410,395	217,504

OPERATING EXPENSES
Compensation expense	1,012,411	365,881
Depreciation expense	35,786	35,181
Selling, general, and administrative expenses	648,774	134,113

	1,696,971	535,175

Loss from operations	(1,286,576)	(317,671)

OTHER INCOME (EXPENSE)
Interest income	10,564	—
Interest expense	(11,595)	(29,597)

Total other income (expense)	(1,031)	(29,597)

Loss before income taxes	(1,287,607)	(347,268)

NET LOSS	$(1,287,607)	$(347,268)

Loss per share: (Basic)	$(0.36)	$(0.11)

Weighted average number of shares outstanding - basic	3,622,317	3,248,461

The accompanying notes are an integral part of the financial statements.

MD Technologies Inc.

STATEMENT OF STOCKHOLDERS’ EQUITY

For the years ended December 31, 2004 and 2003

	Common Stock		Additional paid-in capital	Treasury stock	Accumulated deficit	Totals
	Number of shares	Amount
Balances as of December 31, 2002	2,624,480	$187	$1,220,252	$—	$(1,232,518)	$(12,079)
Stock issued for cash, $2.00 per share	17,500	7	34,993	—	—	35,000
Stock issued for services, $2.00 per share	42,498	17	84,979	—	—	84,996
Shares returned to treasury in Listech merger	—	—	—	(383)	—	(383)
Shares issued to Listech shareholders in merger	956,250	383	—	—	—	383
Options issued for compensation	—	—	101,465	—	—	101,465
Warrants as loan consideration	—	—	9,062	—		9,062
Net loss	—	—	—	—	(347,268)	(347,268)

Balances as of December 31, 2003	3,640,728	594	1,450,751	(383)	(1,579,786)	(128,824)
Stock issued for cash, $2.40 per share	1,264,833	505	3,035,095	—	—	3,035,600
To charge off deferred offering costs of public offering	—	—	(146,889)	—	—	(146,889)
Payment of stock subscription receivable	—	863	—	—	—	863
Net loss	—	—	—	—	(1,287,607)	(1,287,607)

Balances as of December 31, 2004	4,905,561	$1,962	$4,338,957	$(383)	$(2,867,393)	$1,473,143

The accompanying notes are an integral part of the financial statements.

MD Technologies Inc.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,287,607)	$(347,268)
Adjustments to reconcile net loss to net cash flows from operating activities:
Amortization of debt discount	—	4,100
Depreciation and amortization	131,252	83,788
Stock issued for services	—	84,995
Options issued for services	—	110,527
Net change in:
Accounts receivable	(10,646)	(15,563)
Prepaid expenses	(19,725)	1,858
Accounts payable	(139,930)	135,041
Accrued expenses and interest	(70,403)	33,727
Deferred revenue	10,555	(1,062)

Net cash flows from operating activities	(1,386,504)	90,143

CASH FLOWS FROM INVESTING ACTIVITIES
Plant and equipment purchases	(150,070)	(13,551)
Capitalization of software development costs	(190,209)	(47,198)

Net cash flows from investing activities	(340,279)	(60,749)

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred offering costs	129,186	(129,186)
Issuance of common stock for cash, net of offering costs	2,888,711	35,000
Repayment of debt	(72,202)	(13,612)
Repayment of obligation under capital lease	(4,872)	—
Loans from related party, net of repayments	(172,046)	45,000
Decrease in stock subscriptions receivable	863	—

Net cash flows from financing activities	2,769,640	(62,798)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,042,857	(33,404)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,923	36,327

CASH AND CASH EQUIVALENTS, END OF YEAR	$1,045,780	$2,923

The accompanying notes are an integral part of the financial statements.

MD Technologies Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

1.	Summary of Significant Accounting Policies

Description of the Business

MD Technologies, Inc. (the Company) provides administrative and clinical products and services to the healthcare industry, including a patient accounting system, a document management system, an electronic medical record system, patient interactivity applications, and accounts receivable management services. The Company’s software tools and services allow physicians and their office staff to access data over the Internet, thereby reducing hardware equipment and maintenance costs for their customers.

MD Technologies, Inc. was incorporated in Delaware on February 25, 2000.

Accounting Method

The Company records revenues and expenses on the accrual method.

Revenue Recognition

The Company recognizes revenue from the sale of third party hardware and software products upon shipment from the Company. Title transfers FOB shipping point. Revenue from professional services is recognized upon completion of the work and notification from the customer of their acceptance. Revenue from software licensing is recognized in accordance with Statement of Position 97-2, Software Revenue Recognition. Revenue from software licensing is recognized when delivery of the software has occurred, a signed non-cancelable license agreement has been received from the customer, and any remaining obligations under the license agreement are insignificant. Revenue associated with agreements to provide product support services is recognized as related services are provided. Revenue from annual or other renewals of maintenance contracts is deferred and recognized on a straight-line basis over the term of the contracts. Revenue is reported net of discounts and allowances of $97,868 and $15,184 in 2004 and 2003, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements are capitalized while expenditures for repairs and maintenance are charged to operations as incurred. Depreciation and amortization of property and equipment are computed by the straight-line method at rates adequate to allocate the cost of applicable assets over their estimated useful lives as follows:

Computer equipment	3-5 years
Furniture and fixtures	3-7 years

Costs of computer software developed for external uses and costs associated with technology under development are capitalized. Amortization is recorded for each of the Company’s products separately, using the greater of a) the amount calculated under the straight-line method over the remaining estimated economic life of each product, or b) the amount calculated using the ratio of current year revenue to projected total revenue for each product. Software cost amortization included in results of operations for 2004 and 2003 totaled $95,466 and $48,607, respectively. Capitalization of costs begins when conceptual and design activities have been completed, technological feasibility is assured, and when management has authorized and committed to fund a project. Costs capitalized include external and internal costs of labor, materials, and services. Costs associated with training and general and administrative activities are expensed as incurred. The Company does not develop nor capitalize software for internal purposes.

MD Technologies Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

1.	Summary of Significant Accounting Policies (continued)

Property and Equipment (continued)

The Company reviews long-lived assets for impairment annually, and periodically whenever events or changes in circumstances indicate that the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition.

Income Taxes

Pursuant to SFAS No. 109, income taxes are provided for the tax effects of transactions reported in the financial statements, and consists of taxes currently due plus deferred taxes. Deferred income taxes are provided for revenue and expense items reported in different periods for financial statement and income tax purposes. The primary taxable and deductible temporary differences are the Company’s issuance of options for services, resulting in additional compensation costs for financial reporting purposes, which are not deductible for tax purposes, carrying value of assets, and non-benefited operating loss carryforwards.

Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Advertising and Marketing

Advertising and marketing costs are generally charged to operations in the year incurred. Total advertising and marketing costs were $119,187 and $8,038 in 2004 and 2003, respectively.

Loss per Share

The Company applies the provisions of SFAS No. 128, “Earnings Per Share,” for the calculation of “Basic” and “Diluted” earnings (loss) per share. Basic earnings (loss) per share includes no dilution and is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the earnings of the Company.

Fair Values of Financial Instruments

Unless otherwise indicated, the fair value of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such instruments.

Concentration of Risk

The Company provides services to the medical community. It extends credit to its customers, primarily small practitioners’ groups for which it requires no collateral. Management believes its receivables risk is mitigated by the creditworthiness of its customers.

Use of Estimates

The preparation of the Company’s financial statements, in conformity with generally accepted accounting principles, requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Compensated Absences

Employees of the Company are entitled to compensated absences depending on job classification, length of service, and other factors. At December 31, 2004 and 2003, the minimal amounts remaining unused by employees could not be reasonably estimated and, accordingly, no provision is recorded.

MD Technologies Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

1.	Summary of Significant Accounting Policies (continued)

Accounting for Stock Issued to Employees

In December 2002, the FASB issued SFAS No. 148, Accounting or Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123. SFAS No. 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that chooses to change to the fair-value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that statement to require prominent disclosure about the effects that accounting for stock-based employee compensation using the fair-value-based method would have on reported net income and earnings per share and to require prominent disclosure about the entity’s accounting policy decisions with respect to stock-based employee compensation. Certain of the disclosure requirements are required for all companies, regardless of whether the fair value method or intrinsic value method is used to account for stock-based employee compensation arrangements. The Company accounts for its stock option plan in accordance with the recognition and measurement principles of Accounting Principles Opinion No. 25, Accounting for Stock Issued to Employees. The amendments to SFAS No. 123 are effective for financial statements for fiscal years ended after December 15, 2002, and for interim periods beginning after December 15, 2002. The adoption of the disclosure requirements of SFAS No. 148 did not have a material effect on the Company’s financial position or results of operations.

FASB Statement No. 123 requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company’s stock option plan had been determined in accordance with the fair-value-based method prescribed in SFAS No. 123 as amended by SFAS No. 148. The Company estimates the fair value of stock options at the grant date by using the Black-Scholes option-pricing model, which takes into account the exercise price of the options, expected life, current price of the underlying stock, its expected volatility and dividends, and the risk-free interest rate, net loss would have been increased to the pro forma amounts as follows for the years ending December 31:

	2004		2003
	As Reported	Pro Forma	As Reported	Pro Forma
Net loss	$(1,287,607)	$(1,304,327)	$(347,268)	$(367,206)

Basic loss per share	$(0.36)	$(0.36)	$(0.11)	$(0.11)

The average fair value of options granted during fiscal 2004 and 2003 was $1.07 and $1.45 (as restated), respectively. The fair value of options is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 4% and 4%; expected life of 3 to 5 years; dividend yield percentage of 0%; and volatility of 45% and 100% for each of the two years ended December 31, 2004 and 2003, respectively.

Recently Issued Accounting Standards

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for classifying and measuring as liabilities Certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective at the beginning of the first interim period beginning after June 15, 2003, including all financial instruments created or modified after May 31, 2003. SFAS No. 150 currently has no impact on the Company.

MD Technologies Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

1.	Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Standards (continued)

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4.” This Statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted materials. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The initial application of SFAS No. 151 will have no impact on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 152, “Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB Statements No. 66 and 67.” This Statement references the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position 04-2, “Accounting for Real Estate Time-Sharing Transactions.” This Statement also states that the guidance for incidental operations and costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. The initial application of SFAS No. 152 will have no impact on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29.” This Statement eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect application of SFAS No. 153 to have a material affect on its financial statements.

In December 2004, the FASB issued a revision to SFAS No. 123, “Share-Based Payment.” This Statement supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. It establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement No. 123 as originally issued and EITF Issue No. 96-18. This Statement is effective for public entities that file as small business issuers as of the beginning of the first fiscal period that begins after December 15, 2005. The Company has not yet determined the impact of SFAS No. 123 (revised) on its financial statements.

MD Technologies Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

2.	Commitments and Contingencies

Mitigation of a Going Concern Uncertainty

The Company, which was classified as a company in the development stage until 2001, has incurred significant and recurring operating losses since inception, including $1,287,607 in 2004 and $347,268 in 2003. In addition, at December 31, 2003, the Company had working capital and stockholders’ equity deficits of $336,677 and $128,824, respectively. However, in a transaction more fully described in Note 7, the Company raised approximately $3M in an initial public offering in 2004. At December 31, 2004, the Company had working capital and stockholders’ equity surpluses of $1,019,394 and $1,473,143, respectively. The cash on hand at December 31, 2004, along with the cash expected to be generated from operations is expected to be sufficient to satisfy future cash requirements for the next twelve months.

3.	Lease Commitments

The Company leases a portion of its principal operating location under a five-year operating lease agreement expiring in 2005. The agreement provides for accelerating monthly rentals and also requires the Company to pay certain incremental costs incurred by the lessor and shared costs of the property. The aggregate minimum annual rental payments due in 2005 are $22,895. The Company leases the remainder of its principal operating location for $3,080 per month under a month-to-month operating lease agreement that went into effect March 1, 2004. Office rent expense for each of the years ended December 31, 2004 and 2003 totaled $69,424 and $40,466, respectively.

The company leases its office workstations at its principal operating location under two separate capital lease agreements expiring in various years through 2009. The first agreement is a 36 month capital lease that went into effect June 9, 2004. The monthly lease payment is $408. The second agreement is a 60 month capital lease that went into effect August 27, 2004. The monthly lease payment is $673. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are depreciated over the lower of their related lease terms or their estimated productive lives. Amortization of assets under capital leases is included in depreciation expense for 2004.

Future minimum lease payments under capital leases as of December 31, 2004, for each of the next five years and in the aggregate are:

Year ended	Amount
2005	$12,972
2006	12,972
2007	9,708
2008	8,076
2009	4,038

Total minimum lease payments	47,766
Less: Amount representing interest	($8,529)

Present value of net minimum lease payments	$39,237

Interest rates on capitalized leases vary from 9.64% to 12.62% and are imputed based on the lower of the Company’s incremental borrowing rate at the inception of each lease or the lessor’s implicit rate or return.

MD Technologies Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

4.	Statements of Cash Flows

Supplemental disclosures of cash information:

Cash paid during the year ended December 31:

	2004	2003
Interest	$23,120	$18,072

Income taxes	$—	$—

Noncash transactions:
Book cost of property and equipment acquired	$221,465	$14,318
Long-term debt obligations incurred for equipment acquired	(27,286)	(—)
Long-term capital lease obligations incurred for equipment acquired	(44,109)	(—)

Equipment acquired for cash	$150,070	$14,318

5.	Income Taxes

The Company has Federal net operating loss carryforwards totaling approximately $2,892,000 which expire between 2020 and 2024.

The components of the provision for income taxes are as follows:

	2004	2003
Current income taxes paid or payable	$—	$—
Increase in deferred tax assets	—	—

	$—	$—

Deferred income taxes are provided on temporary timing differences between financial statement and income tax reporting. The components of deferred income tax assets and liabilities are as follows:

	2004	2003
Deferred tax liabilities
Fixed assets	$12,000	$—

Total deferred tax liabilities	12,000	—
Deferred tax assets
Fixed assets	—	7,000
Non-benefited loss carryforwards	839,000	537,000

Total deferred tax assets	839,000	544,000
Net deferred tax asset	827,000	544,000
Less: valuation allowance	(827,000)	(544,000)

Net deferred tax asset	$—	$—

MD Technologies Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

5.	Income Taxes (continued)

The valuation allowance increased by $283,000 and $279,000 for the years ended December 31, 2004 and 2003, respectively.

The effective tax rate differs from statutory rates applied to financial statement income and loss due primarily to the effects of the valuation allowance for deferred tax assets.

6.	Notes Payable

At December 31, 2004, the Company was obligated under the following promissory note:

	Current	Long-Term
6% installment note, secured by assets, payments of $642 per month, principal and interest payable through June 2008.	$6,425	$17,791

	$6,425	$17,791

Maturities on long-term debt as of December 31, 2004 are as follows:

Due by December 31	Amount
2005	$6,425
2006	$6,821
2007	$7,242
2008	$3,728

$24,216

7.	Stockholders’ Equity

Preferred Stock

The Company’s Certificate of Incorporation authorizes the issuance of 20,000 shares of preferred stock, no par value. The Board of Directors of the Company is authorized to issue preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between the series, and to allow for the conversion of preferred stock into common stock. No preferred stock has been issued by the Company.

Initial Public Offering of Equity Securities

During the year ended December 31, 2004, the Company issued 1,264,833.33 of its common shares in an initial public offering for gross proceeds of $3,035,600, or $2.40 per share. The offering was closed on June 30, 2004.

Stock Options and Warrants

The Company has issued common stock purchase options to its employees, directors, and consultants. All options issued prior to December 31, 2003, are exercisable immediately, and the terms and conditions of each option grant are specified by the board of directors. Of the options granted in 2004, one-half vest on April 12, 2005 and one-half vest on April 12, 2006, and the terms and conditions of each option grant are specified by the board of directors.

MD Technologies Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

7.	Stockholders’ Equity (continued)

Stock Options and Warrants (continued)

A summary of option activity is as follows:

	Shares Under Option	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
Options outstanding as of December 31, 2002	129,607	1.84	129,607	1.84
Options granted	83,726	2.40	83,726	2.40
Options expired	(22,500)	2.00	(22,500)	2.00
Options exercised	—	—	—	—

Options outstanding as Of December 31, 2003	190,833	2.09	190,833	2.09
Options granted	50,000	2.40	—	—
Options expired	—	—	—	—
Options exercised	—	—	—	—

Options outstanding as of December 31, 2004	240,833	$2.15	190,833	$2.09

	Range of Price	Original Life	Weighted Average Remaining Life
Granted during 2001	$2.00	Indefinite	Indefinite
Granted during 2002	$1.32 to $2.00	36 months to indefinite	36 months to indefinite
Granted during 2003	$2.40	60 months	40 months
Granted during 2004	$2.40	60 months	60 months

All options granted prior to December 31, 2003, are vested at December 31, 2004. Of the options granted in 2004, one-half vest on April 12, 2005, and one-half vest on April 12, 2006.

The Company applies Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plan. As such, no compensation costs were recorded, for options issued to employees, as of the date of grant.

MD Technologies Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

7.	Stockholders’ Equity (continued)

Stockholders’ Equity and Comprehensive Income

The Financial Accounting Standards Board released SFAS No. 130 – Reporting Comprehensive Income. SFAS 130 requires companies to present comprehensive income (consisting primarily of net income items plus other direct equity changes and credits) and its components as part of the basic financial statements. For the year ended December 31, 2004, the Company’s financial statements do not contain any changes in equity that are required to be reported separately in comprehensive income.

8.	Major Customers

For the years ended December 31, 2004 and 2003, one customer accounted for a total of approximately 16% and 15% of total revenues, respectively and another customer accounted for a total of approximately 10% and 6% respectively.

9.	Related Party Transactions

The Company lease its principal operating location under two separate leases with 620 Florida LLC. 620 Florida LLC is owned and controlled by members of the Company’s board of directors. These members of the board of directors are: Jose Canseco, William Davis, Thomas Frazer, William Ellison, and William Burnell.

10.	Reclassification of Prior Year Amounts

Certain items on the statement of operations have been reclassified to conform to current year classification. This reclassification has no effect on previously reported income.

Interim Balance Sheets of MD Technologies Inc. for the Quarters Ended March 31, 2005 and 2004

MD Technologies Inc.

CONDENSED BALANCE SHEETS

(Unaudited)

	March 31, 2005	Dec. 31, 2004
ASSETS
Current Assets
Cash and cash equivalents	$684,357	$1,045,780
Accounts receivable	55,782	34,662
Prepaid expenses	2,447	22,196

Total current assets	742,586	1,102,638

Property and Equipment
Computer equipment and software	222,296	201,388
Assets under capital lease	44,109	44,109
Furniture and fixtures	30,370	25,820

	296,775	271,317
Less: Accumulated depreciation	80,157	54,602

	216,618	216,715
Other Assets
Deferred bond offering costs	25,317	—
Capitalized software costs held for sale, net	284,708	284,711

Total assets	$1,269,229	$1,604,064

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$17,442	$27,286
Accrued expenses and interest	92,763	25,627
Current portion of note payable	6,522	6,425
Current portion of obligation under capital lease	9,606	9,351
Deferred revenue	13,515	14,555

Total current liabilities	139,848	83,244

Long Term Liabilities
Note payable, net of current portion	16,125	17,791
Obligation under capital lease, net of current portion	27,387	29,886

Stockholders’ Equity
Preferred stock, no par value; 20,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.0004 par value; 30,000,000 shares authorized, 4,905,561 shares issued and 3,949,311 shares outstanding	1,962	1,962
Additional paid-in capital	4,338,957	4,338,957
Treasury stock	(383)	(383)
Retained earnings	(3,254,667)	(2,867,393)

Total stockholders’ equity	1,085,869	1,473,143

Total liabilities and stockholders’ equity	$1,269,229	$1,604,064

The accompanying notes are an integral part of the financial statements.

Interim Statements of Operations of MD Technologies Inc. for the Quarters Ended March 31, 2005 and 2004

MD Technologies Inc.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	For the three months ended March 31,
	2005	2004
REVENUES
Sales and service revenue	205,629	120,444

Total revenues	205,629	120,444
COST OF REVENUES
Salaries direct	33,123	14,444
Depreciation	31,203	13,410
Other cost of revenue	6,880	8,724

Total cost of revenues	71,206	36,579

Gross profit (loss)	134,423	83,865
OPERATING EXPENSES
Compensation	333,699	149,547
Depreciation	25,555	11,542
Selling, general and administrative expenses	163,138	143,698

Total operating expenses	522,392	304,787

Income from operations	(387,969)	(220,922)
OTHER INCOME (EXPENSE)
Interest income	2,050	402
Interest expense	(1,355)	(7,744)

NET LOSS	(387,274)	(228,264)
Retained earnings, beginning of period	(2,867,393)	(1,579,786)

Retained earnings, end of period	(3,254,667)	$(1,808,050)

Income per share: (Basic and diluted)	$(0.10)	$(0.06)

Wtd. average number of shares outstanding	3,949,311	3,604,563

The accompanying notes are an integral part of the financial statements.

Interim Statements of Cash Flows of MD Technologies Inc. for the Quarters Ended March 31, 2005 and 2004

MD Technologies Inc.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the three months ended March 31,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES	$(275,634)	$(336,841)
CASH FLOWS FROM INVESTING ACTIVITIES
Plant and equipment purchases	(25,458)	(64,554)
Capitalization of software development costs	(31,200)	(30,982)

Net cash flows used by investing activities	(56,658)	(95,536)
CASH FLOWS FROM FINANCING ACTIVITIES
Deferred offering costs	(25,318)	(17,599)
Issuance of stock for cash	—	3,011,600
Repayment of debt	(3,813)	(72,549)
Repayment of related party debt	—	(172,046)

Net cash flows provided (used) by financing activities	(29,131)	2,749,406

NET INCREASE (DECREASE) IN CASH	(361,423)	2,317,029
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,045,780	2,923

CASH AND CASH EQUIVALENTS, END OF PERIOD	$684,357	$2,319,952

The accompanying notes are an integral part of the financial statements.

MD Technologies Inc.

NOTES TO INTERIM FINANCIAL STATEMENTS

March 31, 2005 and 2004 (unaudited)

1.	Management’s Representation of Interim Financial Information

The accompanying financial statements have been prepared by MD Technologies, Inc. without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations, and management believes that the disclosures are adequate to make the information presented not misleading. These financial statements include all of the adjustments which, in the opinion of management, are necessary to a fair presentation of financial position and results of operations. All such adjustments are of a normal and recurring nature. These financial statements should be read in conjunction with the audited financial statements at December 31, 2004.

MD Technologies, INC

Up to $5,000,000

7.5% Convertible Debentures

Due June 30, 2015

June 27, 2005

DEALER PROSPECTUS DELIVER OBLIGATION

Until the later of September 27, 2005, all dealers that effect transactions in these Debentures, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.	Indemnification of Directors and Officers

See Section entitled “Indemnification of Directors and Officers” at page 37 above.

Item 2.	Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses payable in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of such expenses will be paid by us. All amounts shown are estimates, except the SEC registration fee:

SEC registration fee	$588.50
Underwriter fees
Printing, EDGAR, postage and mailing expense	15,000.00
Fees and expenses of counsel	100,000.00
Accounting and related expenses	30,000.00
Blue Sky fees and expenses	6,750.00
Miscellaneous	790.00
Total	$153,128.50

Item 3.	Undertakings

The Undertaking regarding the acceleration of effective date is contained in the section entitled “Indemnification of Directors and Officers” at page 37.

Item 4.	Unregistered Securities Issued or Sold within One Year.

On August 11, 2004, the Company granted options to purchase 50,000 shares of its Common Stock pursuant to its Nonqualified Stock Option Plan to Mr. William D. Eglin as compensation. The strike price of each option is $2.40. Half of the options (25,000) expire on April 12, 2010, and the remaining half (25,000) expire on April 12, 2011. In addition, on April 27, 2005, the Company granted options to purchase an aggregate of 30,000 shares of its Common Stock pursuant to its Nonqualified Stock Option Plan to the following six employees in consideration for past services rendered:

Name of Employee	Position	No. of Options
Jason Martin	Vice-President of Research and Development	5,000

Heather Neitzer	Sales Representative	5,000

Sunny Hubbard	Programmer	5,000

Amy Dixon	Director of Customer Support	5,000

Colleen Smith	Director of Billing Services	5,000

Joseph Palazzo	Chief Operations Officer, Director of Sales	5,000
Total		30,000

These 30,000 options may be exercised at any time until April 27, 2010, at a price of $2.40 per share. All of the above referenced options to purchase shares of our Common Stock were sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 and applicable state law. The sales were made to employees

II-1

of the issuer who are familiar with the business and prospects of the Company and who received the options for their own account and without a view toward distribution to the public. The option certificates bear legends stating that the options have not been registered under the Securities Act of 1933, as amended, or the securities laws of any other jurisdiction, and may not be offered, sold or otherwise transferred. The employees were granted access to information regarding the Company and were given the opportunity to ask questions of the officers regarding the Company. No public solicitation or advertising was utilized.

Item 5.	Index to Exhibits

See page 47.

Item 6.	Description of Exhibits

See page 47.

II-2

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Baton Rouge, State of Louisiana, on June 27, 2005.

MD Technologies Inc.

By:	/s/ WILLIAM D. EGLIN
William D. Eglin President & Chief Executive Officer, Chief Financial Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

/s/ WILLIAM D. EGLIN	6/27/05
William D. Eglin President & Chief Executive Officer, Chief Financial Officer and Controller	Date

/s/ JOSE S. CANSECO	6/27/05
Jose S. Canseco Director, Vice-President of Mergers & Acquisitions	Date

/s/ WILLIAM D. DAVIS	6/27/05
William D. Davis Chairman, Chief Technology Officer	Date

/s/ WILLIAM C. ELLISON	6/27/05
William C. Ellison Director, Secretary & General Counsel	Date

/s/ WILLIAM J. BURNELL	6/27/05
William J. Burnell Director	Date

/s/ THOMAS L. FRAZER	6/27/05
Thomas L. Frazer Director	Date

/s/ TERRY JONES	6/27/05
Terry Jones Vice-President of Finance, Director	Date

/s/ FRANK FAZIO, MD	6/27/05
Frank Fazio, MD Director	Date

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